Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260693

PROSPECTUS SUPPLEMENT NO. 4

(to prospectus dated November 10, 2021)

125,952,180 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 10, 2021 (as supplemented from time to time, the “Prospectus”), with the information contained in the Current Report on Form 8-K/A, filed with the Securities and Exchange Commission (“SEC”) on November 22, 2021 (the “Form 8-K/A”), other than the information which was furnished and not filed with the SEC. Accordingly, we have attached the Form 8-K/A to this prospectus supplement. The Prospectus relates to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (the “Selling Stockholders”) of: (i) 100,952,180 shares of Common Stock consisting of (a) 86,477,462 shares of Common Stock beneficially owned by certain former stockholders of ESS Subsidiary Tech, Inc. (formerly known as ESS Tech, Inc.) (“Legacy ESS” and such shares, the “Legacy ESS Shares”), (b) up to 13,638,114 shares of Common Stock which are issuable to certain former stockholders of Legacy ESS upon the achievement of certain trading price targets for our Common Stock (the “Earnout Stock”), (c) up to 824,998 shares underlying restricted stock units issued to certain Legacy ESS stockholders and (d) 11,606 shares of restricted Common Stock held by Legacy ESS securityholders that were issued pursuant to the exercise of options issued pursuant to the ESS 2014 Equity Incentive Plan that were assumed by us pursuant to the Merger Agreement (together with the Earnout Stock, the shares underlying the restricted stock units and the Legacy ESS Shares, the “Affiliated Shares”); and (ii) 25,000,000 shares of Common Stock purchased at Closing by a number of subscribers pursuant to separate PIPE Subscription Agreements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “GWH” and the warrants to purchase shares of our Common Stock that are publicly traded on NYSE under the ticker symbol “GWH.W”, exercisable for one share of Common Stock at a price of $11.50 per share, subject to adjustments (the “Public Warrants”), are listed on NYSE under the symbol “GWH.W”. On November 19, 2021, the last quoted sale price for our Common Stock as reported on NYSE was $15.05 per share and the last quoted sale price for our Public Warrants as reported on NYSE was $3.79 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 22, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

AMENDMENT NO. 1

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2021 (September 30, 2021)

(Date of Report (date of earliest event reported)

ESS TECH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39525	98-1550150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon	97070
(Address of principal executive offices)	(Zip Code)

(855) 423-9920

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	GWH	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	GWH.W	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INTRODUCTORY NOTE

This Amendment No. 1 to Current Report on Form 8-K/A (“Amendment No. 1”) amends the Current Report on Form 8-K of ESS Tech, Inc., a Delaware corporation (the “Company”), filed on October 15, 2021 (the “Original Report”), in which the Company reported, among other events, the completion of the Merger (as defined in the Original Report).

This Amendment No. 1 is being filed in order to include (a) the unaudited condensed financial statements of ESS Tech Subsidiary, Inc., f/k/a ESS Tech, Inc., a Delaware corporation (“Legacy ESS”), as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020, (b) Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy ESS for the three and nine months ended September 30, 2021 and 2020, and (c) the unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2021 and for the year ended December 31, 2020.

This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company or its subsidiaries, including Legacy ESS, subsequent to the filing date of the Original Report. The information previously reported in or filed with the Original Report is hereby incorporated by reference into this Form 8-K/A.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The unaudited condensed financial statements of Legacy ESS as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020, and the related notes thereto are attached as Exhibit 99.1 and are incorporated herein by reference. Also included as Exhibit 99.2 and incorporated herein by reference is Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy ESS for the three and nine months ended September 30, 2021 and 2020.

(b) Pro forma financial information.

Certain unaudited pro forma condensed combined financial information for the Company as of September 30, 2021 and for the nine months ended September 30, 2021 and the year ended December 31, 2020 is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Financial Statements of Legacy ESS as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for Legacy ESS for the three and nine months ended September 30, 2021 and 2020.

99.3	Unaudited Pro Forma Condensed Combined Financial Statements of the Company as of and for the nine months ended September 30, 2021 and for the year ended December 31, 2020.

104	Cover Page Interactive Data File.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: November 22, 2021

ESS TECH, INC.

By:	/s/ Eric Dresselhuys
Name: Eric Dresselhuys
Title: Chief Executive Officer

Exhibit 99.1

ESS TECH SUBSIDIARY, INC. (formerly known as ESS Tech, Inc.).

Unaudited Condensed Financial Statements as of and for the Three and Nine Months Ended September 30, 2021 and 2020

ESS TECH SUBSIDARY, INC.

TABLE OF CONTENTS

PAGE
UNAUDITED CONDENSED FINANCIAL STATEMENTS:

CONDENSED BALANCE SHEETS AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020	2

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020	3

CONDENSED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020	4

CONDENSED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020	5

NOTES TO THE CONDENSED FINANCIAL STATEMENTS	7

ESS Tech Subsidiary, Inc.

Condensed Balance Sheets

(In thousands, except share data)

	As of
	September 30, 2021 (Unaudited)	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,019	$4,901
Restricted cash	1,217	1,167
Prepaid expenses and other current assets	6,506	793

Total current assets	15,742	6,861
Property and equipment, net	2,007	1,836
Restricted cash	75	326

TOTAL ASSETS	$17,824	$9,023

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$3,037	$522
Accrued and other current liabilities	4,595	2,194
Notes payable, current	23,415	5,678

Total current liabilities	31,047	8,394
Notes payable, non-current	2,253	19
Other non-current liabilities	3,662	2,258
Derivative liabilities	248,450	22,911
Warrant liabilities	—	3,329

Total liabilities	285,412	36,911
COMMITMENTS AND CONTINGENCIES (NOTE 5)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Redeemable convertible preferred stock ($0.0001 par value, 62,072,064 and 61,436,037 shares authorized, 38,768,389 and 32,865,949 shares issued and outstanding, liquidation preferences of $61,392 and $46,391 as of September 30, 2021 and December 31, 2020, respectively)	90,073	34,372
STOCKHOLDERS’ DEFICIT:
Common stock ($0.0001 par value; 79,000,000 shares authorized as of September 30, 2021 and December 31, 2020 9,125,954 and 7,134,668 shares issued and outstanding as of September, 2021 and December 31, 2020, respectively)	1	1
Common stock warrants	—	153
Additional paid-in capital	2,516	1,079
Accumulated deficit	(360,178)	(63,493)

Total stockholders’ deficit	(357,661)	(62,260)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$17,824	$9,023

See accompanying notes to unaudited, interim financial statements

ESS Tech Subsidiary, Inc.

Condensed Statements of Operations and Comprehensive Loss

(Unaudited, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Operating expenses
Research and development	$7,672	$3,935	$19,546	$8,903
Sales and marketing	1,048	279	2,261	876
General and administrative	2,316	630	7,667	2,178

Total operating expenses	11,036	4,844	29,474	11,957
Loss from operations	(11,036)	(4,844)	(29,474)	(11,957)
Other income (expense):
Interest expense, net	(1,582)	(38)	(1,693)	(106)
Gain (loss) on revaluation of warrant liabilities	(2,949)	24	(17,753)	78
Gain (loss) on revaluation of derivative liabilities	(36,703)	2,089	(248,691)	5,849
Other income (expense), net	945	(2)	926	(64)

Total other income (expense)	(40,289)	2,073	(267,211)	5,757

Net loss and comprehensive loss	$(51,325)	$(2,771)	$(296,685)	$(6,200)

Net loss per share - basic and diluted	$(5.82)	$(0.39)	$(35.08)	$(0.87)
Weighted average shares used in per share calculation - basic and diluted	8,823,458	7,102,536	8,458,054	7,099,532

See accompanying notes to unaudited, interim financial statements

ESS Tech Subsidiary, Inc.

Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(Unaudited, in thousands, except share data)

	Three Months Ended September 30, 2020
	Redeemable Convertible Preferred Stock		Common Stock		Common Stock	Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Warrants	Capital	Deficit	Deficit
Balance as of June 30, 2020	32,865,949	$34,372	7,100,668	$1	$153	$942	$(36,503)	$(35,407)
Stock options exercised	—	—		—	—		—	—
Stock-based compensation expense	—	—	—	—	—	77	—	77
Net loss	—	—	—	—	—	—	(2,771)	(2,771)

Balance as of September 30, 2020	32,865,949	$34,372	7,100,668	$1	$153	$1,019	$(39,274)	$(38,101)

	Nine Months Ended September 30, 2020
	Redeemable Convertible Preferred Stock		Common Stock		Common Stock	Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Warrants	Capital	Deficit	Deficit
Balance as of December 31, 2019	32,865,949	$34,372	7,060,668	$1	$153	$762	$(33,074)	$(32,158)
Stock options exercised	—	—	40,000	—	—	6	—	6
Stock-based compensation expense	—	—	—	—	—	251	—	251
Net loss	—	—	—	—	—	—	(6,200)	(6,200)

Balance as of September 30, 2020	32,865,949	$34,372	7,100,668	$1	$153	$1,019	$(39,274)	$(38,101)

	Three Months Ended September 30, 2021
	Redeemable Convertible Preferred Stock		Common Stock		Common Stock	Additional Paid- In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Warrants	Capital	Deficit	Deficit
Balance as of June 30, 2021	36,809,092	$64,257	8,784,265	$1	$153	$2,093	$(308,853)	$(306,606)
Stock options exercised	—	—	36,789	—	—	10	—	10
Warrants exercised	1,959,297	25,816	304,900	—	(153)	153	—	—
Stock-based compensation expense	—	—	—	—	—	260	—	260
Net loss	—	—	—	—	—	—	(51,325)	(51,325)

Balance as of September 30, 2021	38,768,389	$90,073	9,125,954	$1	$—	$2,516	$(360,178)	$(357,661)

	Nine Months Ended September 30, 2021
	Redeemable Convertible Preferred Stock		Common Stock		Common Stock	Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Warrants	Capital	Deficit	Deficit
Balance as of December 31, 2020	32,865,949	$34,372	7,134,668	$1	$153	$1,079	$(63,493)	$(62,260)
Issuance of Series C-2 Redeemable Convertible Preferred Stock	3,900,988	29,516	—	—	—	—	—	—
Stock options exercised	—	—	1,685,675	—	—	664	—	664
Warrants exercised	2,001,452	26,185	305,611	—	(153)	153	—	—
Stock-based compensation expense	—	—	—	—	—	620	—	620
Net loss	—	—	—	—	—	—	(296,685)	(296,685)

Balance as of September 30, 2021	38,768,389	$90,073	9,125,954	$1	$—	$2,516	$(360,178)	$(357,661)

See accompanying notes to unaudited, interim financial statements

ESS Tech Subsidiary, Inc.

Condensed Statements of Cash Flows

(Unaudited, in thousands)

	For nine months ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(296,685)	$(6,200)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	404	306
Non-cash interest expense	1,495	65
Stock-based compensation expense	620	251
(Gain) loss on extinguishment of debt	(948)	62
Change in fair value of warrant liabilities	17,753	(78)
Change in fair value of derivative liabilities	248,691	(5,849)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5,713)	161
Accounts payable	2,441	(534)
Accrued and other current liabilities	2,195	153
Other non-current liabilities	1,404	(446)

Net cash used in operating activities	(28,343)	(12,109)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(288)	(464)

Net cash used in investing activities	(288)	(464)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on notes payable	(584)	(150)
Proceeds from sale of redeemable convertible preferred stock, net of issuance costs	11,461	—
Borrowing on notes payable, net of debt issuance cost	20,000	4,936
Proceeds from stock options exercised	664	6
Proceeds from warrants exercised	7	—

Net cash provided by financing activities	31,548	4,792

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	2,917	(7,781)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	6,394	18,819

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$9,311	$11,038

See accompanying notes to unaudited, interim financial statements

ESS Tech Subsidiary, Inc.

Condensed Statements of Cash Flows (Continued)

(Unaudited, in thousands)

	For nine months ended September 30,
	2021	2020
SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION:
Cash paid during the year for:
Interest	$237	$62
Non-cash investing and financing transactions:
Property and equipment purchases financed with term loan	$—	$52
PPP loan forgiven	$948
Non-cash extinguishment of derivative liabilities upon sale of Series C-2 redeemable convertible preferred stock, net of amount allocated to warrants	$18,055	$—
Non-cash extinguishment of warrant liabilities upon exercise of Series B and Series C-2 redeemable convertible preferred stock warrants	$26,178	$—
Purchase of property and equipment included in accounts payable and accrued and other current liabilities	$343	$8

Cash and cash equivalents	$8,019	$9,286
Restricted cash, current	1,217	1,217
Restricted cash, non- current	75	535

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$9,311	$11,038

See accompanying notes to unaudited, interim financial statements

ESS TECH SUBSIDIARY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

ESS Tech Subsidiary, Inc. (formerly known as ESS Tech, Inc.) (the “Company”) was founded as Energy Storage Systems, LLC in Portland, Oregon in 2011. The Company converted to a Delaware corporation and changed its name to ESS Tech, Inc. in 2014. The Company does not have any subsidiaries.

The Company develops long-duration iron flow batteries for commercial and utility-scale energy storage applications requiring four or more hours of flexible energy capacity. The Company’s products are designed for a 25-year operating life without performance degradation, with minimal annual operations and maintenance requirements.

The Company is in the research and development phase. Its product is still being developed and does not yet meet standard specifications to be sold (“Commercially Available”).

On October 8, 2021 (the “Closing Date”), ESS Tech, Inc., a Delaware corporation (“New ESS”), formerly known as ACON S2 Acquisition Corp., a Delaware corporation (“STWO”), consummated the previously announced merger pursuant to that certain Agreement and Plan of Merger, dated May 6, 2021 (the “Merger Agreement”), by and among STWO, SCharge Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of STWO (“Merger Sub”), and the Company following the approval at a special meeting of the stockholders of STWO held on October 5, 2021. Pursuant to the terms of the Merger Agreement, STWO deregistered by way of continuation under the Cayman Islands Companies Act (2021 Revision) and registered as a corporation in the State of Delaware under Part XII of the Delaware General Corporation Law, and a business combination between STWO and the Company was effected through the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of STWO (together with the other transactions described in the Merger Agreement, the “Merger”). On the Closing Date, STWO changed its name from “ACON S2 Acquisition Corp” to “ESS Tech, Inc.”, and its shares and warrants commenced trading on the New York Stock Exchange under the new ticker symbols “GWH” and “GWH.W”, respectively.

As a result of its initial public offering of Class A ordinary shares in September 2020, STWO held approximately $250,000 thousand in a trust account (the “Trust Account”). In connection with the Merger, STWO stockholders holding 20,754,719 shares of STWO’s Class A ordinary shares exercised their right to redeem such shares. As a result, approximately $207,500 thousand of funds were withdrawn from the Trust Account to fund participant share redemptions.

Also, in connection with the Merger, on the Closing Date, STWO issued and sold an aggregate of 25,000,000 shares of STWO Class A ordinary shares for a purchase price of $10.00 per share and an aggregate purchase price of $250,000 thousand pursuant to subscription agreements, dated as of May 6, 2021, with certain accredited investors, in a private investment in public equity offering (“PIPE”).

Cash received by the Company from the consummation of the Merger including the PIPE and the remaining balance in the STWO Trust Account after estimated expenses approximated $246,000 thousand.

Basis of presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, these unaudited condensed financial statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2020. The condensed balance sheet as of December 31, 2020, included herein was derived from the audited financial statements of the Company as of that date.

The unaudited condensed financial statements, in the opinion of management, reflect all adjustments necessary to present fairly the Company’s financial position as of September 30, 2021, and the Company’s results of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit activities for the three and nine months ended September 30, 2021, and 2020, and the cash flows for the nine months ended September 30, 2021, and 2020. The results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021, any interim period or for any other future year.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company is keeping its election to be able to defer the adoption of a new or revised standard at the time private companies are required to adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Going concern

In connection with preparing financial statements for each interim and annual reporting period, the Company evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date on which the financial statements are issued in accordance with FASB Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”).

The Company’s financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As of September 30, 2021, the Company had approximately $8,019 thousand in cash and cash equivalents. As also reflected in the condensed financial statements, the Company had an accumulated deficit on September 30, 2021, and December 31, 2020, and had net losses and net cash used in operating activities for the reporting periods then ended. These factors, coupled with the available cash on hand as of September 30, 2021, and compared to management’s operating plan, raised substantial doubt about the Company’s ability to continue as a going concern.

However, as discussed in Note 10 Subsequent Events, the Company effected the close of the Merger with STWO on October 8, 2021, which contributed approximately $246,000 thousand, from the transaction. The Company has capitalized $3,471 thousand of transaction costs as of September 30, 2021. The Company believes that the net proceeds from the Merger plus its cash and cash equivalent balance at September 30, 2021 provide it with sufficient resources to continue as a going concern for at least the next 12 months from the date the condensed financial statements are issued.

Segment information

The Company has determined that its Chief Executive Officer (“CEO”) is its chief operating decision maker (“CODM”). The CEO reviews financial information presented for purposes of assessing performance and making decisions on how to allocate resources. The Company has determined that it operates in a single reportable segment.

All the Company’s operations and long-lived assets were attributable to operations in the United States as of September 30, 2021 and December 31, 2020.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting periods. Such estimates relate to, among others, the useful lives and assessment of recoverability of property and equipment, deferred tax assets valuation, determination of the fair value of the Company’s Bridge Loan, common and preferred stock, warrant liabilities, Series C-2 Redeemable Convertible Preferred Stock Issuance Right, as well as other accruals. These estimates are based on historical trends, market pricing, current events and other relevant assumptions and data points. Actual results could differ from those estimates and such differences may be material to the financial statements.

Significant Risks and Uncertainties

The Company is subject to those risks common in the technology industry and also those risks common to early-stage companies including, but not limited to, the possibility of not being able to successfully develop or market its products, technological obsolescence, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

COVID-19 presents material uncertainty and risk with respect to the Company, its performance, and its financial results and could adversely affect the Company’s financial position and results.

Concentration of Supply Chain Risk

The Company uses various raw materials and components that are critical to the future manufacturing of its energy storage solutions. Suppliers must undergo a qualification process, which typically requires four to twelve months to complete. The Company does not know whether it will be able to maintain long-term supply relationships with its critical suppliers, or secure new long-term supply relationships on terms that will allow it to achieve its objectives, if at all. A supplier’s failure to develop and supply components in a timely manner or to supply components that meet the Company’s quality, quantity, cost requirements or technical specifications, or the Company’s inability to source these components from alternative providers on a timely basis or on terms acceptable to the Company could each harm the Company’s ability to manufacture its energy storage solutions at the time when its products are commercially ready. In addition, to the extent the processes that the Company’s suppliers use to manufacture components are proprietary, the Company may be unable to obtain comparable components from alternative suppliers, all of which could harm the Company’s business prospects, results of operations and financial condition.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and restricted cash. The Company’s cash and cash equivalents include cash in bank accounts and a money market account. The Company’s restricted cash includes a certificate of deposit and performance and payment bond. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Significant Accounting Policies

There have been no material changes in the significant accounting policies described in our Audited Financial Statements as of and for the year ended December 31, 2020.

Accounting Standards Pending Adoption

There have been no material changes in the accounting standards pending adoption described in the Company’s audited financial statements for the year ended December 31, 2020.

2.	CUSTOMER DEPOSITS

Customer deposits are classified as other non-current liabilities. The Company is in the research and development phase. Its product is still being developed and does not yet meet standard specifications. As such and while the Company has entered into contracts with customers for shipment of pilot units, no revenue was recognized for the three and nine months ended September 30, 2021, and 2020 and revenue recognition will be deferred until the Company’s product meets such specifications and control of the goods has been transferred to the customer.

The following table is a rollforward of customer deposits balances for the nine months ended September 30, 2021 and twelve months ended December 31, 2020 (in thousands):

	September 30, 2021	December 31, 2020
Customer deposits, beginning balance	$2,258	$2,207
Additions	850	506
Cancellations	—	(455)

Customer deposits, ending balance	$3,108	$2,258

3.	LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share attributable to common shareholders (in thousands, except per share data):

	Three Months Ended September 30,
	2021	2020
Net loss	$(51,325)	$(2,771)
Weighted-average shares outstanding – Basic and Diluted	8,823,458	7,102,536
Net loss per share - Basic and Diluted	$(5.82)	$(0.39)

	Nine Months Ended September 30,
	2021	2020
Net loss	$(296,685)	$(6,200)
Weighted-average shares outstanding – Basic and Diluted	8,458,054	7,099,532
Net loss per share - Basic and Diluted	$(35.08)	$(0.87)

There were no common stock options, warrants or preferred stock that were dilutive for the three and nine months ended September 30, 2021 and 2020. Due to net losses for the three and nine months ended September 30, 2021 and 2020, basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive. The following outstanding balances of common share equivalent securities have been excluded from the calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Three Months Ended September 30,
	2021	2020
Stock options	2,792,655	3,562,417
Redeemable convertible preferred stock	38,768,389	32,865,949
Warrants	—	1,738,382

	41,561,044	38,166,748

	Nine Months Ended September 30,
	2021	2020
Stock options	2,792,655	3,562,417
Redeemable convertible preferred stock	38,768,389	32,865,949
Warrants	—	1,738,382

	41,561,044	38,166,748

4.	BORROWINGS

Long-term debt consists of the following as of September 30, 2021 and December 31, 2020 (in thousands):

	September 30, 2021	December 31, 2020
Notes payable	$4,236	$4,761
Bridge loan	21,432	—
PPP loan	—	936

Total notes payable	25,668	5,697
Less notes payable, current	23,415	5,678

Notes payable, non-current	$2,253	$19

Term Loan for Equipment

In September 2019, the Company financed a scanner purchase for $79 thousand. The loan term was 24 months, and the interest rate was 6.9%. In March 2020, the Company financed a machine tool purchase for $50 thousand. The loan term was 36 months, and the interest rate was 8.1%. Both loans’ principal and interest are payable on a monthly basis. In July 2021, the Company fully paid off both loans’ balances. The term loans’ balances as of September 30, 2021 and December 31, 2020 were $0 and $67 thousand, respectively.

Payroll Protection Program Loan

On April 19, 2020, the Company entered into an unsecured promissory note under the Payroll Protection Program (“the PPP Loan”) with a bank under the PPP administered by the United States Small Business Administration (“SBA”). The principal amount of the PPP Loan was $936 thousand. The PPP Loan bore interest of 1.0% per annum and was disbursed to the Company on April 20, 2020. The PPP Loan had a maturity date of April 20, 2022. Under the terms of the PPP, the Company could apply for, and be granted, forgiveness for all or a portion of the PPP Loan. Such forgiveness would be determined based on the use of the loan proceeds for eligible purposes within the first twenty-four weeks from the loan date. If at least 60% of the loan proceeds was used for payroll costs, then the entire loan would be forgiven. The remaining 40% of the loan proceed could be used for mortgage interest, rent, utility costs and the maintenance of employee and compensation levels. In July 2021, the Company applied for and received forgiveness on the $936 thousand PPP Loan plus $12 thousand in accrued interest. The gain on extinguishment of debt of $948 thousand is recorded within other income (expense), net in the Company’s Condensed Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2021.

Notes Payable

In 2018, the Company entered into a $1,000 thousand note payable with a bank that is secured by all property of the Company, except for its intellectual property. The original maturity date of the note was July 1, 2021 but was modified and extended to January 1, 2022 under a Deferral Agreement (“Deferral Agreement”) entered into in April 2020.

In March 2020, the Company amended the note payable and borrowed an additional $4,000 thousand. The additional $4,000 thousand borrowing changed the present value of cash flows by more than 10% and, as such, was treated as a debt extinguishment. The Company recognized a $62 thousand loss on extinguishment of debt for the year ended December 31, 2020. The Company’s note payable was recorded at fair value as part of the extinguishment. The $4,000 thousand note payable’s original maturity date was January 1, 2023 but was modified and extended to July 1, 2023 under the Deferral Agreement.

The Company accounted for the Deferral Agreement, extending the maturity of the notes payable, as a debt modification based on an analysis of cash flows before and after the debt modification.

The notes payable bear interest at 0.50% below the bank’s prime rate as of September 30, 2021 and December 31, 2020 (2.75% interest rate on September 30, 2021 and December 31, 2020). The Company makes monthly interest and principal payments on the notes payable based on the schedule defined in the agreement.

In conjunction with the notes payable, the Company issued 68,000 shares of Series B redeemable convertible preferred stock warrants and 70,000 shares of Series C redeemable convertible preferred stock warrants in July 2018 and March 2020, respectively. The Series B redeemable convertible preferred stock warrants and Series C redeemable convertible preferred stock warrants have exercise prices of $1.42 per share and $1.84 per share, respectively, and expire 10 years after issuance. The fair values of the Series B redeemable convertible preferred stock warrants and Series C redeemable convertible preferred stock warrants were $55 thousand and $44 thousand, respectively, at the time of issuance. The fair value of the Series B redeemable convertible preferred stock warrants was initially recorded as a reduction of the value of the notes payable and was amortized over the term of the loan as interest expense using the effective interest method. Unamortized Series B redeemable convertible preferred stock warrants were treated as a component of loss on extinguishment of debt. The Series C redeemable convertible preferred stock warrants were issued in conjunction with the additional $4,000 thousand borrowing and were a component of the loss on extinguishment of debt. There was no interest expense recognized related to the amortization of warrants issued in conjunction with the notes payable for the three months ended September 30, 2021 and 2020. Interest expense of $0 and $4 thousand were recognized related to the amortization of warrants issued in conjunction with the notes payable for the nine months ended September 30, 2021 and 2020, respectively.

The audit opinion as of and for the year ended December 31, 2020 financial statements contained a going concern explanatory paragraph. Under the notes payable loan agreement, a going concern opinion with respect to the Company’s audited financial statements is a material adverse change resulting in an event of default. In accordance with a subjective acceleration clause, the Lender had an option to elect to accelerate $4,067 thousand of the Company’s existing indebtedness as of December 31, 2020 to be immediately due and payable. As of December 31, 2020, the event of default would have also accelerated the $943 thousand in principal and interest due on the PPP Loan because of the cross-default provisions. The Company had classified the notes payable and PPP loan as current liabilities as of December 31, 2020 due to the considerations discussed above and the assessment that the material adverse change clause under the notes payable and PPP Loan agreements was not within the Company’s control.

As discussed in Note 1, the Merger alleviated the risk related to going concern, as well as that related to the subjective acceleration clause. As a result, $2,253 thousand of the Company’s notes payable have been reclassified from current to noncurrent liabilities as of September 30, 2021.

Bridge Loan

In July 2021, the Company entered into a six-month $20,000 thousand bridge loan (the “Bridge Loan”), maturing on the earlier of January 12, 2021 or consummation of the SPAC merger, which ultimately closed on October 8, 2021, see Note 10. The Bridge Loan bore interest of 8%, of which 2.25% was payable monthly and 6.75% paid-in-kind (“PIK”) interest was due upon maturity. At maturity, a final payment of $1,250 thousand was due in addition to all outstanding principal and accrued interest. The Bridge Loan was paid off pursuant to the terms of the SPAC merger.

The Company elected the fair value option to account for the Bridge Loan, which contained multiple embedded derivatives. The Company recorded the Bridge Loan at fair value of $20,000 thousand at issuance. Interest expense of $1,432 thousand was recognized and accrued related to the paid in-kind interest and final payment on the Bridge Loan for the three and nine months ended September 30, 2021. The Company remeasured the fair value of the Bridge Loan on September 30, 2021.

5.	COMMITMENTS AND CONTINGENCIES

The Company, from time to time, is made a party to various claims, legal actions, and complaints arising in the ordinary course of business. The Company is not aware of any legal proceedings or other claims, legal actions, or complaints through the date of issuance of these financial statements.

On November 1, 2017, the Company executed a standby letter of credit with First Republic Bank totaling $725 thousand for security of its operating lease of office and manufacturing space in Wilsonville, Oregon. The letter of credit is fully secured by restricted certificate of deposit accounts. The Company can draw $200 thousand on the 95th day following each of the twelfth, twenty-fourth and thirty-sixth full calendar month following the commencement date of the lease (November 1, 2017), and an additional $50 thousand on the 95th day following the forty-eighth full calendar month following November 1, 2017. The letter of credit shall not be reduced below $75 thousand. As of September 30, 2021, and December 31, 2020, the standby letter of credit balance was $125 thousand and $325 thousand, respectively. The Company drew $200 thousand in the three and nine months ended September 30, 2021. There were no draws against the letter of credit during the three and nine months ended September 30, 2020.

The Company purchases materials from several suppliers and has entered into agreements with various contract manufacturers, which include cancelable and noncancelable purchase commitments.

As of September 30, 2021, and December 31, 2020, total unfulfilled noncancelable purchase commitments were $13,392 thousand and $3,410 thousand, respectively. In addition, total unfulfilled cancellable purchase commitments amounted to $3,774 thousand and $787 thousand as of September 30, 2021 and December 31, 2020, respectively. These purchase commitments were not recorded in the condensed financial statements.

6.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

On May 7, 2021, the Company amended and restated its Certificate of Incorporation (the “Fifth Restatement”). The Fifth Restatement supersedes and replaces all previous Certificates of Incorporation.

Under the Fifth Restatement, the Company is authorized to issue 79,000,000 shares of common stock with $0.0001 par value. The holders of common stock are entitled to one vote for each share held.

Under the Fifth Restatement, the number of shares of preferred stock authorized for issuance remained the same at 62,072,064 with $0.0001 par value.

The Company’s Redeemable Convertible Preferred Stock as of September 30, 2021 consisted of the following (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price	Net Carrying Value	Aggregate Liquidation Preference
Series A	5,941,109	5,941,109	$0.56	$3,228	$3,321
Series B	12,011,923	12,005,442	1.23	30,659	14,748
Series C-1	16,345,688	16,335,705	1.84	19,178	30,098
Series C-2	27,773,344	4,486,133	2.95	37,008	13,225

	62,072,064	38,768,389		$90,073	$61,392

Sale of Series C-2 Redeemable Convertible Preferred Stock

In March 2021, the Company issued 3,900,988 shares of Series C-2 redeemable convertible preferred stock for $2.95 per share, totaling $11,500 thousand. The Company incurred $39 thousand in costs associated with the issuance. In connection with the sale of the Series C-2 redeemable convertible preferred stock, the Company issued warrants to purchase 585,145 shares of Series C-2 redeemable convertible preferred stock and extinguished a portion of the C-2 Purchase Right for 3,900,988 shares. The warrants are exercisable at a price of $0.0001 per share. The extinguishment of a portion of the Series C-2 Redeemable Convertible Preferred Stock Issuance Right reduced the Company’s derivative liabilities and increased the amount attributable to the issuance by $23,152 thousand. Total transaction value of $34,613 thousand was allocated to the Series C-2 redeemable convertible preferred stock and warrants in the amounts of $29,516 thousand and $5,097 thousand, respectively.

Amendment to Series C-2 Redeemable Convertible Preferred Stock Purchase Right and Related Warrants

On May 7, 2021, the Company amended its Series C-2 Preferred Stock Purchase Agreement and Amendment to Series C Preferred Stock Purchase Agreement. Under the terms of the amended agreement, the number of shares of C-2 Convertible Redeemable Preferred Stock required to be issued by the Company and purchased by investors under the C-2 Redeemable Convertible Preferred Stock Purchase Right were adjusted, and the Company issued Series C-2 warrants. The Series C-2 warrants are exercisable at a price of $.0001 per share upon a successful SPAC merger with STWO. The investors may purchase shares subject to the C-2 Redeemable Convertible Preferred Stock Purchase Right at any time and must purchase the shares upon the Company’s achievement of specific milestones. The number of shares subject to and potential proceeds from the C-2 Redeemable Convertible Preferred Stock Purchase Agreement and related C-2 Warrants are as follows, before and after the amendment:

	As of September 30, 2021
	Quantity	Price	Proceeds
Series C-2 Redeemable Convertible Preferred Stock Purchase Right	23,236,328	$2.95	$68,499,998

	As of September 30, 2021
	Upon Completion of SPAC merger
	Quantity	Price	Proceeds
Series C-2 Redeemable Convertible Preferred Stock Purchase Right	5,427,464	$2.95	$16,000,000
Series C-2 Warrant exercisable upon SPAC merger	14,365,207	0.0001	1,437

Total Proceeds Upon Exercise			$16,001,437

	As of September 30, 2021
	Milestones without SPAC merger
	Quantity	Price	Proceeds
Series C-2 Redeemable Convertible Preferred Stock Purchase Right	22,897,111	$2.95	$67,499,996

The Series C-2 Redeemable Convertible Purchase Right must be exercised prior to the SPAC merger, or it will be eliminated in the event of the successful SPAC merger. If the SPAC merger is unsuccessful, then the remaining rights of the two investors under the Series C-2 Redeemable Convertible Purchase Right from the Series C Preferred Stock Purchase Agreement dated August 28, 2019 will be restored, as shown in the tables above. The combined value of the Series C-2 Redeemable Convertible Preferred Stock Purchase Right and related Series C-2 warrants are included within derivative liabilities on the Company’s condensed balance sheets. The C-2 warrants and Purchase Rights were exercised in conjunction with the SPAC merger which closed in October 2021, see Note 10.

Warrants

The Company periodically issues warrants in conjunction with the issuance of preferred stock or debt. As of September 30, 2021, and December 31, 2020, the following warrants were outstanding:

	September 30, 2021	December 31, 2020
Common Stock Warrants	—	305,611
Series B Preferred Warrants	—	1,362,771
Series C Preferred Warrants	—	70,000

Total Warrants	—	1,738,382

The outstanding warrants include Series C redeemable convertible preferred stock warrants and Series B redeemable convertible preferred stock warrants issued in conjunction with the Company’s long-term debt discussed within Note 4. The table of warrants outstanding above, does not include the 14,365,207 Series C-2 warrants contingently issued as per the Amendment to Series C-2 Redeemable Convertible Preferred Stock Purchase Right, which are only exercisable upon completion of the SPAC merger and adjust to a quantity of zero if a SPAC merger is not completed.

The Company’s Series B redeemable convertible preferred stock warrants and Series C redeemable convertible preferred stock warrants were liability classified awards.

The Company’s Series B redeemable convertible preferred stock warrants were issued at exercise prices ranging from $0.001 per share to $1.42 per share. 68,000 shares of Series B redeemable convertible preferred stock warrants have a ten-year exercise period and the remaining 1,290,777 shares of redeemable convertible preferred stock warrants do not expire until a significant transaction has occurred, as defined by the Warrant Purchase Agreement. The warrants were fully vested at the issuance date.

The Company’s Series C-1 and C-2 redeemable convertible preferred stock warrants, reflected in the table below, were issued with prices ranging from $0.0001 to $1.84 per share, a life of 10 years and were fully vested at issuance.

The common stock warrants, all issued at a price of $0.001 per share, were recorded at fair value within equity. The common stock warrants were fully vested at issuance and do not expire until a significant transaction has occurred, as defined by the Warrant Purchase Agreement.

The table below shows the warrant activities during the nine months ended September 30, 2021:

	December 31, 2020	Issued	Exercised	September 30, 2021
Common Stock Warrants	305,611	-	305,611	-
Series B Preferred Stock Warrants	1,362,771	-	1,362,771	-
Series C Preferred Stock Warrants	70,000	585,145	655,145	-

Total Warrants	1,738,382	585,145	2,323,527	-

The table below shows the valuation assumptions for the warrants immediately prior to the exercises as of and for the nine months ended September 30, 2021:

	As of and for nine months ended September 30, 2021
	Common Warrants	Series B warrants	Series C-1 warrants	Series C-2 warrants
Expected volatility	N/A	80%	80%	80%
Expected term (in years)	N/A	2	2	2
Risk-free interest rate	N/A	0.16% - 0.28%	0.16% - 0.28%	0.16% - 0.28%
Dividend yield	N/A	0%	0%	0%

The warrants were valued using the following assumptions as of December 31, 2020:

	As of December 31, 2020
	Common Stock Warrants	Series B Preferred warrants	Series C-1 Preferred warrants	Series C-2 Preferred warrants
Expected volatility	N/A	80%	80%	N/A
Expected term (in years)	N/A	2	2	N/A
Risk-free interest rate	N/A	0.13%	0.13%	N/A
Dividend yield	N/A	0%	0%	N/A

7.	STOCK-BASED COMPENSATION PLAN

The Company has a 2014 Equity Incentive Plan (the “Plan”) under which it has authorized 10,524,556 shares of common stock to be reserved for grants or sale. The stock awards may be issued as Incentive Stock Options (“ISO”), Non-statutory Stock Options (“NSO”), Stock Appreciation Rights, Restricted Stock Awards, or Restricted Stock Unit Awards. Only employees are eligible to receive ISO awards. Employees, directors, and consultants who are providing continuous service to the Company are eligible to receive stock awards other than ISOs.

No Stock Appreciation Rights, Restricted Stock Awards, or Restricted Stock Unit Awards are outstanding as of September 30, 2021 and December 31, 2020.

Option prices for ISOs are normally set at not less than the fair market value of the Company’s common stock at the date of grant. Employee options generally cliff vest at the end of the first year and then 1/48th over the remaining three years. The Board has the power to accelerate the vesting of options granted. There were no accelerations during the three and nine months ended September 30, 2021 and 2020. Options are contingent on continued employment with the Company. Grants expire 10 years from the date of grant.

A summary of options outstanding under the Plan as of September 30, 2021 and changes during the nine months ended September 30, 2021 is presented below:

	Options Outstanding
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic values ($‘000s)
Balances as of December 31, 2020	3,891,768	$0.44	8.23	$4,333
Granted	987,500	$2.57
Exercised	(1,685,675)	$0.40
Forfeited	(400,938)	$0.69

Balances as of September 30, 2021	2,792,655	$1.18	8.53	$30,331

Options vested and exercisable - September 30, 2021	702,291	$0.44	3.37	$8,150

In accordance with Accounting Standards Codification (ASC) 718, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes Merton option-pricing model based on the following weighted average assumptions:

	Nine Months Ended September 30,
	2021	2020
Risk-free rate	1.01%	1.12%
Expected dividends	—	—
Expected term	6 years	6 years
Expected volatility	75%	70%

The compensation expense is allocated on a departmental basis, based on the classification of the award holder. The following table presents the amount of stock-based compensation related to stock-based awards to employees on the Company’s Statements of Operations and Other Comprehensive Loss (in thousands):

	Nine Months Ended September 30,
	2021	2020
Research and development	$223	$54
Sales and marketing	48	33
General and administrative	349	164

Total stock-based compensation	$620	$251

8.	FAIR VALUE MEASUREMENTS

The Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis are as follows (in thousands):

September 30, 2021	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents and restricted cash:
Money market funds	$6,986	$—	$—	$6,986
Certificate of deposit	—	75	—	75

Total Assets	$6,986	$75	$—	$7,061

Liabilities:
Bridge loan	$—	$—	$21,432	$21,432
Derivative liabilities	—	—	248,450	248,450
Warrant liabilities	—	—	—	—

Total Liabilities	$—	$—	$269,882	$269,882

December 31, 2020
Assets:
Cash equivalents and restricted cash:
Money market funds	$3,046	$—	$—	$3,046
Certificate of deposit	—	326	—	326

Total Assets	$3,046	$326	$—	$3,372

Liabilities:
Bridge loan	$—	$—	$—	$—
Derivative liabilities	—	—	22,911	22,911
Warrant liabilities	—	—	$3,329	3,329

Total Liabilities	$—	$—	$26,240	$26,240

For the three and nine months ended September 30, 2021 and 2020, there were no transfers between levels in the fair value hierarchy. The carrying amounts of the Company’s notes payable and accounts payable approximate their fair values due to their short maturities.

Level 1 Assets:

The Company invests in money market funds that have maturities of 90 days or less. The money market funds are classified as cash equivalents and are recorded at their carrying value, which approximates fair value.

Level 2 Assets:

The Company invests in a certificate of deposit with a maturity of one year from purchase date. The certificate of deposit is classified as restricted cash and recorded at its carrying value, which approximates fair value.

Level 3 Liabilities:

Bridge Loan

The Company accounts for the Bridge Loan under the fair value option election wherein the Bridge Loan is initially measured at its issue-date fair value and then subsequently re-measured at estimated fair value on a recurring basis at each reporting date. As a result of applying the fair value option, direct costs and fees related to the Bridge Loan were expensed as incurred.

The fair value of the Bridge Loan is based on significant inputs including, estimated time to maturity, which causes them to be classified as a Level 3 measurement within the fair value hierarchy. The valuation uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Bridge Loan was paid off on October 8, 2021 as part of the SPAC merger. See Note 10 for further details.

Warrants

Freestanding warrants to purchase Redeemable Convertible Preferred Stock are accounted for as liability awards and recorded at fair value on their issuance date and adjusted to fair value at each reporting date, with the change in fair value being recorded as a component of other income (expense). The warrants are accounted for as liabilities as the underlying shares of Preferred Stock are contingently redeemable upon occurrence of a change in control, which is outside the control of the Company.

The Company measures its warrant liabilities using Level 3 unobservable inputs within the Black-Scholes Merton option-pricing model. The Company uses various key assumptions, such as the fair value of Series B redeemable convertible preferred stock warrants and Series C redeemable convertible preferred stock warrants, the volatility of peer companies’ stock prices, the risk-free interest rate based on the U.S. Treasury yield, and the expected term (based on remaining term to a significant event for Series B redeemable convertible preferred stock warrants and remaining contractual term for Series C redeemable convertible preferred stock warrants). The Company measures the fair value of the redeemable convertible Preferred Stock warrants at each reporting date, with subsequent gains and losses from remeasurement of Level 3 financial liabilities recorded through other expense, net in the Statements of Operations and Comprehensive Loss.

All the warrants were exercised during the nine months ended September 30, 2021.

Future Rights to Purchase Series C-2 Redeemable Convertible Preferred Stock

The Company’s Series C Redeemable Convertible Preferred Stock financing agreement provides additional committed funding through the purchase of shares of Series C-2 Redeemable Convertible Preferred Stock based on the completion of certain operational milestones at a predetermined price of $2.95 per share as of September 30, 2021, from certain Series C-1 Investors (“Series C-2 Redeemable Convertible Preferred Stock Issuance Right”). See discussion within Note 6 related to the Amendment to the C-2 Redeemable Convertible Preferred Stock Purchase Right and related issuance of Series C-2 warrants during the nine months ended September 30, 2021.

The value of the Series C-2 Redeemable Convertible Preferred Stock Issuance Right is determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company utilized a probability weighting of successful completion of the SPAC merger versus probability of the Company staying private in establishing the quantity of purchase rights to value and the fair value of the Series C-2 Redeemable Convertible Preferred Stock Issuance Right. The fair value of the Series C-2 Redeemable Convertible Preferred Stock Issuance Right was determined using a discounted cash flow model, which takes into account the estimated value of Series C-2 stock, estimated time to purchase, probability of purchase and the risk-free interest rate based on the U.S. treasury yield. The Company measures the fair value of the Series C-2 Redeemable Convertible Preferred Stock Issuance Right at each reporting date, with subsequent gains and losses from remeasurement of Level 3 financial liabilities recorded through other expense, net in the Statements of Operations and Comprehensive Loss. The Company includes the valuation of the related Series C-2 warrants that are only exercisable upon completion of a SPAC merger with the valuation of the Series C-2 Convertible Preferred Stock Issuance Right.

The following table sets forth a summary of changes in the fair value of the Company’s level 3 liabilities at fair value on a recurring basis (in thousands):

	Three Months Ended September 30,
	2021	2020
Bridge loan:
Beginning balance June 30	$—	$—
Fair value of Bridge loan funded	20,000	—
Accrued PIK and final payment	1,432	—
Change in fair value	—	—

Ending balance September 30	21,432	—

Warrant liabilities:
Beginning balance June 30	22,860	1,979
Change in fair value	2,949	(24)
Fair value of warrants issued	—	—
Fair value of warrants exercised	(25,809)	—

Ending balance September 30	—	1,955

Series C-2 Convertible Preferred Stock Issuance Right liability:
Beginning balance June 30	211,747	7,619
Change in fair value	36,703	(2,089)
Fair value of derivatives extinguished	—	—

Ending balance September 30	248,450	5,530

Total	$269,882	$7,485

	Nine Months Ended September 30,
	2021	2020
Bridge loan:
Beginning balance December 31	$—	$—
Fair value of Bridge loan funded	20,000	—
Accrued PIK and final payment	1,432	—
Change in fair value	—	—

Ending balance September 30	21,432	—

Warrant liabilities:
Beginning balance December 31	3,329	1,989
Change in fair value	17,753	(78)
Fair value of warrants issued	5,096	44
Fair value of warrants exercised	(26,178)	—

Ending balance September 30	—	1,955

Series C-2 Convertible Preferred Stock Issuance Right liability:
Beginning balance December 31	22,911	11,379
Change in fair value	248,691	(5,849)
Fair value of derivatives extinguished	(23,152)	—

Ending balance September 30	248,450	5,530

Total	$269,882	$7,485

9.	INCOME TAXES

The Company did not record a tax provision for the three and nine months ended September 30, 2021 and 2020, respectively, due to the losses and valuation allowance against substantially all of the Company’s net deferred tax assets. The Company provides for a valuation allowance when it is more likely than not that some portion of, or all of the Company’s deferred tax assets will not be realized. Due to the Company’s history of losses, the Company determined that it is not more likely than not to realize its deferred tax assets.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 22, 2021, the date the condensed financial statements were available to be issued.

On October 8, 2021, the Company completed the Merger and received approximately $246,000 thousand in net proceeds. Upon the Merger closing, each share of the Company’s common stock, par value $0.0001 per share (“ESS Common Stock”) was converted into the right to receive shares of New ESS common stock at an exchange ratio of approximately 1.47 (the “Per Share Consideration”) as calculated pursuant to the Merger Agreement. The aggregate consideration paid to ESS stockholders in connection with the Merger (excluding any potential Earnout Stock), was 99,562,793 shares of New ESS Common Stock.

The Merger occurred based on the following events contemplated by the Merger Agreement:

•

Each issued and outstanding share of the Company’s preferred stock was converted into shares of ESS Common Stock at the then-effective conversion rate as calculated pursuant to the Company’s Certificate of Incorporation immediately prior to the closing;

•	Each issued and outstanding warrant of the Company was exercised in full in exchange for the issuance of shares of ESS Common Stock immediately prior to the closing;

•

Each issued and outstanding share of ESS Common Stock (including shares of ESS Common Stock resulting from the conversion of preferred stock and the exercise and settlement of all outstanding warrants) was cancelled and converted into the right to receive a number of shares of New ESS Common Stock equal to the Per Share Consideration;

•

Each issued and outstanding vested and unvested Company option was converted into options of New ESS exercisable for shares of New ESS Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted using the Per Share Consideration; and

•	Each issued and outstanding vested and unvested restricted stock unit (“RSU”) of the Company was converted into New ESS RSUs for the same number of shares of New ESS Common Stock with the same terms.

Other events that took place in connection with the Merger are summarized below:

•	The issuance and sale of 25,000,000 shares of New ESS Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of $250,000 thousand pursuant to the PIPE;

•	The issuance to ESS employees and other service providers of 824,998 RSUs (the “Incentive RSU Pool”), which vest subject to meeting certain future earnout milestone events and continued service;

•

Pursuant to the Merger Agreement, up to 54 months after October 8, 2021, New ESS may issue to eligible ESS securityholders, on a pro rata basis, up to 16,500,000 shares of additional New ESS Common Stock less any ESS RSUs issued pursuant to the Incentive RSU Pool, issuable in two equal tranches upon the occurrence of the respective Earnout Milestone Events; and

•	Repayment of $20,000 thousand in principal plus accrued interest to settle amounts outstanding under the Company’s Bridge Loan, following the Closing.

Exhibit 99.2

ESS MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capitalized terms used but not defined in this Exhibit 99.2 shall have the meanings ascribed to them in the Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2021 and, if not defined in the Form 8-K, the proxy statement/prospectus filed by ACON S2 Acquisition Corp., (“ACON”) on September 14, 2021 prior to the consummation of the Merger (the “Proxy Statement”).

The following discussion and analysis provides information that Legacy ESSs management believes is relevant to an assessment and understanding of ESS’s condensed results of operations and financial condition. The discussion should be read together with Legacy ESS’ unaudited condensed financial statements as of September 30, 2021 and for the three and nine months ended September 30, 2021, and the respective notes thereto, included as Exhibit 99.1 to the Amendment No. 1 to Current Report on Form 8-K/A filed by ESS Tech, Inc. with the SEC on November 12, 2021 (the “Form 8-K/A”).

On October 8, 2021, Legacy ESS and ACON consummated the previously announced Merger pursuant to that certain Merger Agreement. This discussion and analysis should also be read together with Legacy ESS’ unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2021 included as Exhibit 99.3 to the Form 8-K/A.

In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections of the Proxy Statement titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”, and in the section of the registration statement on Form S-1 filed with the SEC on November 3, 2021 (the “Form S-1”), titled “Risk Factors”, which have been incorporated by reference into the Form 8-K/A. Throughout this section, unless otherwise noted “we,” “us,” “our,” “ESS,” and the “Company” refer to the business and operations of Legacy ESS prior to the Merger.

Overview

ESS is a long-duration energy storage company specializing in iron flow battery technology. We design and produce long duration batteries predominantly using earth-abundant materials that can be cycled over 20,000 times without capacity fade. Because we designed our batteries to operate using an electrolyte of primarily salt, iron and water, they are non-toxic and substantially recyclable. Our batteries provide flexibility to grid operators and energy assurance for commercial and industrial customers. Our technology addresses energy delivery, duration and cycle-life in a single battery platform that compares favorably to lithium-ion batteries, the most widely deployed alternative technology. Using our iron flow battery technology, we are developing two products, each of which is able to provide reliable, safe, long duration energy storage. We do not have any products deployed and our revenue recognition criteria were not met at September 30, 2021, but we began shipping our second generation of Energy Warehouses in the third quarter of 2021 and are currently in the process of installing and commissioning such units. With each battery deployed, we will further our mission to accelerate the transition to a zero-carbon energy future with increased grid reliability.

The U.S. Department of Energy has identified long duration battery storage as one of the key elements toward helping the United States achieve a net-zero carbon electricity system. Guidehouse Inc. expects the global total addressable market for energy storage to reach approximately $56.0 billion by 2027 in comparison to $8.0 billion in 2020.

The key driver for battery installations will be increased reliance on renewable energy resources. As renewable penetration increases, the intermittency of these resources can put strain on the grid if the operator is unable to fully match supply with demand. This strain can lead to an inability to supply power when it is needed and increased costs to consumers.

Energy storage can help reduce this strain. However, beyond a threshold level of renewable penetration, short duration (less than four hour) batteries are insufficient to ensure grid reliability. In order to maintain system stability and achieve mandated decarbonization goals, longer duration energy storage options must be deployed. Iron flow batteries are among a small list of available technologies that can meet this requirement and stand to grow rapidly in order to ensure grid reliability.

Our long duration iron flow batteries are the product of nearly fifty years of scientific advancement. Our founders, Craig Evans and Dr. Julia Song, began advancing this technology in 2011 and formed ESS. Our team has significantly enhanced the technology, improved the round-trip efficiency and developed an innovative and patented solution to the hydroxide build-up problem that plagued previous researchers developing iron flow batteries. Our proprietary solution to eliminate the hydroxide formation is known as the Proton Pump, and it works by utilizing hydrogen generated by side reactions on the negative electrode. The Proton Pump converts the hydrogen back into protons in the positive electrolyte. This process eliminates the hydroxide and stabilizes the electrolytes’ pH levels. The Proton Pump allows the electrolyte to be used for over 20,000 cycles without any capacity fade.

Our first energy storage product, the Energy Warehouse, is our “behind-the-meter” solution (referring to solutions that are located on the customers’ premise, behind the service demarcation with the utility) that offers energy storage ranging from four to 12-hour duration. Our second, larger scale energy storage product, the Energy Center, is designed for “front-of-the-meter” (referring to solutions that are located outside the customer’s premise, typically by the utility or by third-party providers who sell energy into the grid, often known as independent power producers) deployments specifically for utility and large commercial and industrial consumers.

The Business Combination

On October 8, 2021, ESS consummated the previously announced merger pursuant to the Merger Agreement dated May 6, 2021 (the “Business Combination”). As a result, ESS merged with Merger Sub, with ESS surviving as a wholly-owned subsidiary of STWO, which changed its name to “ESS Tech, Inc.” The increase in cash resulting from the business combination under the Merger Agreement will be used to fund our corporate growth strategy related to the commercial sale of our second generation energy storage solution and the scaling of our manufacturing operations to meet customer demand. The cash raised from the Business Combination will also be used to fund investments in personnel and research and development as well as provide liquidity for the funding of our ongoing operating expenses.

The Business Combination was accounted for as a reverse recapitalization. ESS was deemed the accounting predecessor and the combined entity is the successor SEC registrant, meaning that its financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. Under this method of accounting, STWO was treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to its balance sheet at September 30, 2021) of $246.0 million, which includes $250.0 million in gross proceeds from the private investment in public equity (“PIPE Financing”), net of additional offering costs. See Legacy ESS’ unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2021 and the year ended December 31, 2020 as set forth in Exhibit 99.3 to the Form 8-K/A and incorporated herein by reference.

As a result of the Business Combination, ESS became the successor to an SEC-registered and publicly traded company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Key Factors and Trends Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below, in the section entitled “Risk Factors” beginning on page 33 of the Proxy Statement, and in the section entitled “Risk Factors” Beginning on page 5 of the Form S-1.

We believe we have the opportunity to establish high margin unit economics when operating at scale. Our future performance will depend on our ability to deliver on these economies of scale with lower product costs to enable profitable growth. We believe our business model is positioned for scalability due to the ability to leverage the same product platform across our customer base, reduced labor, raw materials and other costs from manufacturing. Further, the manufacturing model is a capital light model and does not require significant capital expenditures when compared to alternative technologies. Significant improvements in manufacturing scale are expected to decrease the core bill of materials. However, in the near term, we expect our operating expenses to increase as we ramp up our research and development and manufacturing activities including with respect to our supply chain, parts and launch of our second generation Energy Warehouses as well as higher general and administrative expenses related to public company readiness. Achievement of margin targets and cash flow generation is dependent on finalizing development and manufacturing of Energy Centers.

Our revenue is expected to be generated from our second generation Energy Warehouses and we expect to begin generating revenues from Energy Centers in 2022. We believe our unique technology provides a compelling value proposition for favorable margins and unit economics in the energy storage industry.

COVID-19

The rapid global spread of the COVID-19 coronavirus since December 2019 has disrupted supply chains and affected production and sales across a range of industries, and continues to impact the United States and other countries throughout the world. While COVID-19 cases have declined in many parts of the United States, some states are seeing increases in the infection rates as they began to allow businesses to reopen. COVID-19 cases have also continued to surge in certain countries outside the United States, and certain countries that were initially successful at containing the virus have experienced renewed outbreaks in recent months. The evolution of the disease, the extent of its economic impact and the results of steps taken and yet to be taken by governments and financial institutions are still unknown. The significance and the duration of the pandemic’s financial impact are indeterminable. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the virus, and the impact on our customers, employees and vendors. The ultimate outcome of these matters is uncertain and, accordingly, the impact on our financial condition or results of operations is also uncertain.

To support the health and well-being of our employees, customers, partners and communities, in March 2020, we temporarily suspended operations at our Wilsonville, Oregon manufacturing facility, and also required all of our non-essential employees to work remotely. This represented approximately 20% of our workforce. While we resumed operations in the manufacturing facility within several weeks, we instituted a split schedule shift, staggered workdays, and significant limitations on various areas of our physical building. Currently, we continue to evaluate our ability to operate in light of recent resurgences of COVID-19, including the emergence of new variant strains of COVID-19, which have and may in the future necessitate renewed government restrictions, and the advisability of continuing operations, based on federal, state and local guidance, evolving data concerning the pandemic and the best interests of our employees, customers and stockholders. We have issued several force majeure notices to customers as a result of delays caused by COVID-19 and the impact of COVID-19 on such agreements, or the applicable agreements’ termination provisions, is uncertain and could result in the termination of such agreements.

Components of Results of Operations

Revenue

We expect to earn revenue from the sale of our energy storage products and from service contracts. We have not recognized any revenue to date. Although second generation Energy Warehouses were shipped during the third quarter of 2021, full revenue recognition criteria for those shipments had not been met as of September 30, 2021.

Operating expenses

Research and development expenses

Costs related to research and development consist of direct product development material costs and product development personnel related expenses and to a lesser extent, depreciation charges, overhead related costs, consulting services and other direct expenses. Personnel related expenses consist of salaries, benefits and stock-based compensation. We expect our research and development costs to increase for the foreseeable future as we continue to invest in research and development activities to achieve our product roadmap.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries, benefits and stock-based compensation for marketing and sales personnel and related support teams. To a lesser extent sales and marketing expenses also includes professional services costs and trade show sponsorships. We expect that our sales and marketing expenses will increase over time as we continue to hire additional personnel to scale our business.

General and administrative expenses

General and administrative expenses consist of personnel-related expenses for our corporate, executive, finance, and other administrative functions, as well as expenses for outside professional services. Personnel related expenses consist of salaries, benefits, and stock-based compensation. To a lesser extent, general and administrative expense includes depreciation, insurance costs, and other allocated costs, such as facility-related expenses, and supplies. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Interest expense, net

Interest expense consists primarily of interest on our notes payable. Interest income consists primarily of earned income on our cash equivalents and restricted cash. These amounts will vary based on our cash, cash equivalents and restricted cash balances, and with market rates.

Loss on revaluation of warrant liabilities

The loss on revaluation of warrant liabilities consists of periodic fair value adjustments related to our Series B and C warrants outstanding.

Loss on revaluation of derivative liabilities

The loss on revaluation of derivative liability consists of periodic fair value adjustments associated with our derivative liability for the Series C-2 Convertible Preferred Stock issuance right liability and contingently issuable warrants.

Other income (expense)

Other income and expense consist of various other income and expense items but primarily consists of gain or loss on extinguishment of debt and issuance costs allocated to the Series C-2 Convertible Preferred Stock issuance right.

Results of Operations

Comparison of Three and Nine Months Ended September 30, 2021 to Three and Nine Months Ended September 30, 2020

The following table sets forth ESS’ operating results for the periods indicated:

	Three Months Ended September 30,				Nine Months Ended September 30,
($ in thousands)	2021	2020	$ Change	% Change	2021	2020	$ Change	% Change
Operating expenses:
Research and development	$7,672	$3,935	$3,737	95.0%	$19,546	$8,903	$10,643	119.5%
Sales and marketing	1,048	279	769	275.6	2,261	876	1,385	158.1
General and administrative	2,316	630	1,686	267.6	7,667	2,178	5,489	252.0

Total operating expenses	11,036	4,844	6,192	127.8	29,474	11,957	17,517	146.5

Loss from operations	(11,036)	(4,844)	(6,192)	127.8	(29,474)	(11,957)	(17,517)	146.5
Other (expense) income:
Interest expense, net	(1,582)	(38)	(1,544)	N/M	(1,693)	(106)	(1,587)	N/M
(Loss) gain on revaluation of warrant liabilities	(2,949)	24	(2,973)	N/M	(17,753)	78	(17,831)	N/M
(Loss) gain on revaluation of derivative liabilities	(36,703)	2,089	(38,792)	N/M	(248,691)	5,849	(254,540)	N/M
Other income (expense), net	945	(2)	947	N/M	926	(64)	990	N/M

Total other (expense) income	(40,289)	2,073	(42,362)	N/M	(267,211)	5,757	(272,968)	N/M

Net loss:	$(51,325)	$(2,771)	$(48,554)	N/M	$(296,685)	$(6,200)	$(290,485)	N/M

N/M = Not meaningful

Operating expenses

Research and development expenses

Research and development expenses increased by $3.7 million or 95.0% from $3.9 million for the three months ended September 30, 2020 to $7.6 million for the three months ended September 30, 2021. The increase resulted primarily from an increase in material purchase costs and payroll and related costs due to significant effort on the development of our second generation Energy Warehouses as well as efforts to create an efficient manufacturing process for our products.

Research and development expenses increased by $10.6 million or 119.5% from $8.9 million for the nine months ended September 30, 2020 to $19.5 million for the nine months ended September 30, 2021. The increase resulted primarily from an increase in material purchase costs and payroll and related costs due to significant effort on the development of our second generation Energy Warehouses as well as efforts to create an efficient manufacturing process for our products.

Sales and marketing expenses

Sales and marketing expenses increased by $0.8 million or 275.6% from $0.3 million for the three months ended September 30, 2020 to $1.1 million for the three months ended September 30, 2021. The increase resulted primarily from a continued focus on business development and marketing related spending and increased payroll costs.

Sales and marketing expenses increased by $1.4 million or 158.1% from $0.9 million for the nine months ended September 30, 2020 to $2.3 million for the nine months ended September 30, 2021. The increase resulted primarily from a continued focus on business development, increasing payroll costs and marketing related spending.

General and administrative expenses

General and administrative expenses increased by $1.7 million or 267.6% from $0.6 million for the three months ended September 30, 2020 to $2.3 million for the three months ended September 30, 2021. The increase resulted primarily from increased payroll and related costs as well as external costs such as accounting, auditing and legal costs associated with becoming a public reporting entity.

General and administrative expenses increased by $5.5 million or 252.0% from $2.2 million for the nine months ended September 30, 2020 to $7.7 million for the nine months ended September 30, 2021. The increase resulted primarily from increased external costs such as accounting, auditing and legal costs associated with becoming a public reporting entity as well as an increase in payroll and related costs.

Other (expense) income

Interest expense, net

Interest expense, net increased by $1.6 million from $0.1 million for the three months ended September 30, 2020 to $1.6 million for the three months ended September 30, 2021. Interest expense, net increased by $1.6 million from $0.1 million for the nine months ended September 30, 2020 to $1.7 million for the nine months ended September 30, 2021. The increases for the three and nine months ended September 30, 2021 resulted primarily from an increase in borrowings for 2021 compared to 2020.

(Loss) gain on revaluation of warrant liabilities

The revaluation of warrant liabilities was a gain of $0.1 million for the three months ended September 30, 2020 compared to a loss of $2.9 million for the three months ended September 30, 2021. The revaluation of warrant liabilities was a gain of $0.1 million for the nine months ended September 30, 2020 compared to a loss of $17.8 million for the nine months ended September 30, 2021. The significant change in the revaluation of warrant liabilities for the three and nine months ended September 30, 2021 is the result of ESS’ increased equity value.

(Loss) gain on revaluation of derivative liabilities

The revaluation of derivative liabilities resulted in a $2.1 million gain for the three months ended September 30, 2020 as compared to a loss of $36.7 million for the three months ended September 30, 2021. The revaluation of derivative liabilities resulted in a $5.8 million gain for the nine months ended September 30, 2020 as compared to a loss of $248.7 million for the nine months ended September 30, 2021. The significant loss recognized in the three and nine months ended September 30, 2021 is due to ESS’ increased equity value.

Other income (expense)

Other expenses were $2 thousand for the three months ended September 30, 2020 compared to other income of $945 thousand for the three months ended September 30, 2021. Other expenses were $64 thousand for the nine months ended September 30, 2020 compared to other income of $926 thousand for the nine months ended September 30, 2021. The other income recognized in the three and nine months ended September 30, 2021 is due to the gain on extinguishment recognized upon the forgiveness of the promissory note under the Payroll Protection Program.

Liquidity and Capital Resources

As of September 30, 2021, we had $8.0 million of cash and cash equivalents. As reflected in our unaudited condensed financial statements included as Exhibit 99.1 to the Form 8-K/A and incorporated herein by reference, we had an accumulated deficit as of September 30, 2021, and a net loss and net cash used in operating activities for the reporting period then ended. These factors, coupled with the available cash on hand as of September 30, 2021, and compared to management’s operating plan, raised substantial doubt about our ability to continue as a going concern. However, as discussed within the section entitled “The Business Combination” above, we effected the close of the Business Combination on October 8, 2021, and we have received approximately $246.0 million, from the transaction, which alleviates the uncertainty in obtaining financing to meet our needs. We believe we have sufficient resources for at least the next 12 months from the date the condensed financial statements are available to be issued.

Since our inception, we have financed our operations primarily through the issuance of and sale of equity and debt securities and loan agreements.

Our Series C redeemable convertible preferred stock financing agreement provided additional committed funding of up to $80.0 million, through the purchase of up to 27,137,317 shares of ESS Series C-2 Preferred Stock based on the completion of certain milestones at a predetermined price of $2.94797, to certain Series C-1 investors, and collectively referred to as the Series C-2 Purchase Right. In March 2021, we entered into the Series C-2 preferred stock purchase agreement and amendment to the Series C redeemable convertible preferred stock financing agreement, pursuant to which we issued 3,900,988 shares of ESS Series C-2 Preferred Stock for $2.94797 per share, totaling $11.5 million.

On May 6, 2021, we entered into the Merger Agreement described within the section above entitled “The Business Combination.” In conjunction with the Merger Agreement, we entered into an amendment to the Series C redeemable convertible preferred stock financing agreement with the two holders of the remaining Series C-2 Purchase Right pursuant to which such holders agreed to waive the milestone conditions and reduce their remaining Series C-2 Purchase Right from 23,236,327 shares of ESS Series C-2 Preferred Stock to 5,427,454 shares in exchange for warrants to purchase up to 14,364,207 shares of ESS Series C-2 Preferred Stock with an exercise price of $0.0001 per share and the ability to participate in the PIPE Financing. The C-2 warrants and purchase rights were exercised in conjunction with the Business Combination, which closed on October 8, 2021, resulting in proceeds of approximately $16.0 million.

During 2020, we entered into an unsecured promissory note with a bank under the PPP administered by the United States Small Business Administration and authorized by the Keeping American Workers Employed and Paid Act, which is part of the CARES Act, enacted on March 27, 2020. The principal amount of the PPP loan was $936 thousand and bore interest of 1.0% per annum. Principal payments were deferred until August 2021. We applied for and received in July 2021 forgiveness for this PPP loan.

We have a note payable with Silicon Valley Bank that is secured by significantly all of our property, except for our intellectual property. The note principal is due in monthly installments of $28 thousand beginning in March 2019 with an original maturity date of July 1, 2021 but the maturity date was modified and extended to January 1, 2022. In March 2020, we amended the note payable and borrowed an additional $4.0 million. The $4.0 million note payable’s original maturity date was on January 1, 2023, but the maturity date was modified and extended to July 1, 2023. The notes payable bear interest at 0.50% below the bank’s prime rate (2.75% rate at September 30, 2021).

In July 2021, we entered into a Mezzanine Loan and Security Agreement with Silicon Valley Bank providing for a $20.0 million bridge loan, which was fully drawn and matures on the earlier of January 13, 2022 or consummation of the Business Combination, which ultimately closed on October 8, 2021. The bridge loan bore interest at 8.0%, of which 2.25% was payable monthly and 6.75% paid-in-kind interest was due upon maturity. At maturity, a final payment of $1.3 million was due in addition to all outstanding principal and accrued interest. The bridge loan was repaid pursuant to the Business Combination.

The following table summarizes cash flows from operating, investing and financing activities for the periods presented.

	Nine Months Ended September 30,
($ in thousands)	2021	2020
Net cash used in operating activities	$(28,343)	$(12,109)
Net cash used in investing activities	(288)	(464)
Net cash provided by financing activities	31,548	4,792

Cash flows from operating activities:

Our cash flows used in operating activities to date have been primarily comprised of costs related to research and development, manufacturing of our initial energy storage products, building awareness of our product’s capabilities and other general and administrative activities. We expect our expenses related to personnel, manufacturing, research and development, sales and marketing, and general and administrative activities to increase.

Net cash used in operating activities was $28.3 million for the nine months ended September 30, 2021, which is comprised of a net loss of $296.7 million, offset by noncash increases in derivative liabilities of $248.7 million and warrant liabilities of $17.8 million. Net changes in operating assets and liabilities provided $0.4 million of cash primarily due to an increase in accounts payable, accrued and other current liabilities, and other non-current liabilities partially offset by an increase in prepaid expense and other current assets.

Net cash used in operating activities was $12.1 million for the nine months ended September 30, 2020, which is principally comprised of a net loss of $6.2 million that was net of a $5.8 million noncash gain from a change in derivatives liabilities.

Cash flows from investing activities:

Our cash flows from investing activities have been comprised primarily of purchases of property and equipment.

Net cash used in investing activities was $288 thousand and $464 thousand for the nine months ended September 30, 2021 and 2020, respectively, which is comprised of equipment purchases.

Cash flows from financing activities:

We have financed our operations primarily through the issuance of debt and equity securities and loan agreements.

Net cash provided by financing activities was $31.5 million for the nine months ended September 30, 2021, which is primarily comprised of $11.5 million of proceeds from issuance of ESS Series C-2 Preferred Stock, net of issuance costs as well as $20.0 million of borrowings on notes payable.

Net cash provided by financing activities was $4.8 million for the nine months ended September 30, 2020, which is primarily comprised of borrowings on notes payable of $4.9 million.

Contractual Obligations and Commitments

Our contractual obligations and other commitments as of December 31, 2020 consist of operating lease commitments, notes payable and preferred stock. We also have a standby letter of credit that serves as security for certain operating leases for office and manufacturing space. The letter of credit is fully secured by restricted certificate of deposit accounts. There was no draw against the letter of credit during the year ended December 31, 2020. Additionally, we are committed to non-cancellable purchase commitments of $13.4 million as of September 30, 2021.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, or unconsolidated variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of financial condition and results of operations are based upon our unaudited condensed financial statements included in Exhibit 99.1 to the Form 8-K/A, and incorporated herein by reference. Our financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). In preparing our financial statements, we make assumptions, judgments, and estimates based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments, and estimates.

Our significant accounting policies are described in Note 1 to the audited financial statements beginning on page F-52 of the Proxy Statement, and that information is incorporated herein by reference. Our most significant accounting policies, which reflect significant management estimates and judgment in determining amounts reported in our audited financial statements were as follows:

Stock-based Compensation

We recognize the cost of stock-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. For awards that vest solely based on a service condition, the cost is recognized on a straight-line basis over the service period, which is generally the vesting period of the award. For awards that vest based on service, performance and market conditions, we recognize stock-based compensation expense when the performance conditions are probable of being achieved. The compensation cost related to awards with market conditions is recognized regardless of whether the market condition is satisfied, if the requisite service is provided. We recognize stock-based compensation costs and reverse previously recognized costs for unvested options in the period forfeitures occur.

We determine the fair value of stock options that vest solely based on a service condition using the Black-Scholes option pricing model, which is impacted by the following assumptions:

•

Expected term — We determine the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•

Expected volatility — The expected volatility rate is based on an average historical stock price volatility of comparable publicly-traded companies in the industry group as there has been no public market for our shares to date.

•	Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

•	Expected dividend yield — We have not paid and do not expect to pay dividends. Consequently, we use an expected dividend yield of zero.

Common Stock Valuation

Through the third quarter of 2020 the grant date fair value of ESS Common Stock was determined with the assistance of an independent third-party valuation specialist. The grant date fair value of ESS Common Stock was determined using valuation methodologies which utilize certain assumptions, including probability weighting of events, volatility, time to liquidation, a risk-free interest rate, and an assumption for a discount for lack of marketability. Based on our early stage of development and other relevant factors, it was determined that an Option Pricing Model (“OPM”) was the most appropriate method for allocating its enterprise value to determine the estimated fair value of ESS Common Stock. Application of the OPM involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding its expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of future events. Specifically, we have historically used the OPM back solve analysis to estimate the fair value of ESS Common Stock, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security, shares of ESS Preferred Stock in this instance.

Beginning December 31, 2020 in performing a valuation analysis of our equity value, we used the probability weighted expected return method (“PWERM”) framework. The PWERM framework is a scenario-based methodology that estimates the fair value of common shares based upon an analysis of future values for ESS, assuming various outcomes. The common share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the common shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication for value for the common shares.

We considered two scenarios in the PWERM framework: the company remains private and the company completes a SPAC transaction. Under “the company remains private” scenario, we assumed the company would not complete a SPAC transaction or be acquired. Within this scenario, we have relied on the market approach and allocated value using an option-pricing model based on ESS’ capitalization at each valuation date. Further, we considered the probability the company would remain private and a time to liquidity of two years was used. We used the OPM back solve analysis to estimate the fair value of ESS Common Stock in the remain private scenario, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security, shares of ESS Preferred Stock in this instance.

Under “the company completes a SPAC transaction” scenario, we assumed the company would complete a SPAC transaction near September 30, 2021. We have allocated value based on the expected capitalization that all shares would be equivalent to common stock and that certain options would be exercised, prior to the date of the transaction. Under this scenario, we considered the probability that a SPAC transaction would be completed in nine months. The equity value within the SPAC transaction scenario was determined based on ongoing negotiations with the Sponsor.

In all scenarios, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common shares. A DLOM was meant to account for the lack of marketability of shares that were not publicly traded.

Application of these approaches and methodologies involves the use of estimates, judgements and assumptions that are complex and subjective, such as those regarding our market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. Following the Business Combination, it is not necessary to determine the fair value of ESS Common Stock as the shares are traded in a public market.

The fair value of ESS Common Stock at December 31, 2020 and at September 30, 2021 was $1.55 and $12.04, respectively. The increase in fair value from December 31, 2020 to September 30, 2021 is primarily attributed to the increased probability that ESS would complete a SPAC transaction. That probability began to increase in the fourth quarter of 2020 and further increased with the execution of the Merger Agreement in May 2021. Through the date of the consummation of the Business Combination, the probability of completing the SPAC transaction increased; thereby, positively impacting the estimated fair value of ESS Common Stock.

Fair Value of ESS Series C-2 Preferred Stock Issuance Right

The ESS Series C redeemable convertible preferred stock financing agreement provided additional committed funding of up to approximately $80.0 million, through the purchase of up to 27,137,000 shares of ESS Series C-2 Preferred Stock based on the completion of certain operational milestones at a predetermined price of $2.94797, to certain Series C-1 investors. On May 6, 2021, ESS entered into an amendment to the Series C redeemable convertible preferred stock financing agreement with the two holders of the remaining Series C-2 Purchase Right. Under the terms of the amended agreement, in conjunction with a successful Business Combination with STWO, two existing investors purchased 5,427,464 additional shares of Series C-2 Preferred Stock and received warrants to purchase 14,364,207 shares of Series C-2 Preferred Stock with an exercise price of $.0001 per share. The Series C-2 Purchase Right was eliminated with the consummation of the Business Combination.

We determined that our obligation to issue, and our investors’ obligation to purchase, shares of ESS Series C-2 Preferred Stock at a fixed price represents a freestanding derivative financial instrument and was initially recorded at fair value. Subsequent changes in fair value at each reporting date are recorded as a component of other income and expense. The value of the ESS Series C-2 Preferred Stock Issuance Right is determined based on significant inputs not observed in the market.

Through the third quarter of 2020, the fair value of the ESS Series C-2 Preferred Stock Issuance Right was determined using a Black-Scholes option pricing model. Beginning December 31, 2020 and thereafter the fair value of the ESS Series C-2 Preferred Stock Issuance Right was determined using a Black-Scholes option pricing model with consideration for a remain private scenario and a SPAC transaction scenario as described above. We utilized key assumptions, such as the fair value of the ESS Series C-2 Preferred Stock, the volatility of peer companies’ stock prices, the risk-free interest rate based on the U.S. treasury yield, and the expected term (based on the shorter of remaining term to a significant event or expiration date of the purchase right).

Convertible Preferred Stock Warrant Liabilities

Through the third quarter of 2021, we accounted for warrants to purchase shares of ESS Series B Preferred Stock and ESS Series C Preferred Stock as liabilities at their estimated fair values because these warrants may obligate us to transfer assets to the holders at a future date under certain circumstances, such as a merger, acquisition, reorganization, sale of all or substantially all of our assets, each a change of control event. The warrants were recorded at fair value upon issuance and are subject to remeasurement to fair value at each period end, with any fair value adjustments recognized in the statements of operations and comprehensive loss.

Through the third quarter of 2020, ESS measured the fair value of its warrant liabilities using unobservable inputs within the Black-Scholes option-pricing model. Beginning December 31, 2020 and thereafter, the fair value of the warrant liabilities was determined using a Black-Scholes option pricing model with consideration for a remain private scenario and a SPAC transaction scenario as described above. We utilized various key assumptions, such as the fair value of the ESS Series B Preferred Stock and ESS Series C Preferred Stock, the volatility of peer companies’ stock prices, the risk-free interest rate based on the U.S. treasury yield, and the expected term (based on remaining term to a significant event).

All warrants were exercised during the nine months ended September 30, 2021.

Emerging Growth Company Status

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2021 fiscal year and expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Recent Accounting Pronouncements

See Note 1 to our audited financial statements beginning on page F-52 of the Proxy Statement, which is incorporated herein by reference, for more information.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in interest rates. We do not hold financial instruments for trading purposes. We maintain cash in bank deposits, which at times may exceed federally insured limits. We have not experienced any losses in such accounts.

Interest Rate Risk

Our exposure to changes in interest rates relates primarily to our cash equivalents and restricted cash as well as outstanding notes payable.

As of September 30, 2021, we had cash, cash equivalents and restricted cash of $9.3 million. Cash equivalents and restricted cash are primarily comprised of money market funds and certificates of deposit. Our investment strategy is focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes.

As of September 30, 2021 and December 31, 2020, we had outstanding variable rate notes payable with an aggregate carrying amount of $4.2 million and $4.8 million, respectively. The notes bear interest at 0.50% below the bank’s prime rate (2.75% at September 30, 2021 and December 31, 2020). A hypothetical 100 basis point change in interest rates would not have a material impact on the interest expense on our notes payable as of September 30, 2021 and December 30, 2020.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021, as amended on November 22, 2021 and, if not defined in the Form 8-K, the proxy statement/prospectus (File No. 333-257232) filed with the SEC on September 14, 2021 (the “Proxy Statement”). Unless the context otherwise requires, all references in this Exhibit 99.3 to “New ESS” refers to the Company and its wholly owned subsidiary after the Closing, “STWO” refers to ACON S2 Acquisition Corp. prior to the Closing, and “ESS” refers to ESS Tech, Inc. prior to the Closing.

The following unaudited pro forma condensed combined financial information of New ESS presents the combination of the historical financial information of STWO and ESS adjusted to give effect to the Business Combination and the other related events contemplated by the Merger Agreement.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Business Combination and other related events occurred on September 30, 2021. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 present the pro forma effects of the Business Combination and other related events as if they had been completed on January 1, 2020, the first day of the earliest period presented.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New ESS’ financial condition or results of operations would have been had the Business Combination and other related events occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New ESS. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. The actual financial position and results of operations may differ significantly from the unaudited pro forma amounts reflected herein due to a variety of factors.

The historical financial information of STWO was derived from (i) the unaudited interim condensed financial statements of STWO as of and for the nine months ended September 30, 2021 included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 22, 2021 and incorporated by reference herein, and (ii) the audited financial statements of STWO for the year ended December 31, 2020 (as restated) included in the Proxy Statement beginning on page F-47 and incorporated by reference herein. The historical financial information of ESS was derived from (x) the unaudited condensed financial statements of ESS as of and for the nine months ended September 30, 2021 included as Exhibit 99.1 to this Amendment No.1 to the Current Report on Form 8-K/A filed with the SEC on November 22, 2021 and incorporated by reference herein and (y) the audited financial statements of ESS for the year ended December 31, 2020, included in the Proxy Statement beginning on page F-2 and incorporated by reference herein . This information should also be read together with the sections titled “STWO Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “ESS Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 220 and 195, respectively, of the Proxy Statement and other financial information therein, which are incorporated by reference herein, as well as “ESS Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Exhibit 99.2 to this Amendment No. 1 to the Current Report on Form 8-K/A filed with the SEC on November 22, 2021 and incorporated by reference herein.

Description of the Business Combination

Pursuant to the Merger Agreement, SCharge Merger Sub, Inc. (“Merger Sub”) merged with and into ESS, the separate corporate existence of Merger Sub ceased with ESS as the surviving company. ESS became a wholly owned subsidiary of STWO, which was immediately renamed “ESS Tech, Inc.” Upon the Closing, each share of ESS Common Stock was converted into the right to receive shares of New ESS Common Stock at a deemed value of $10.00 per share. The aggregate consideration paid to ESS stockholders in connection with the Business Combination was 115,237,795 shares (which includes 15,675,002 shares of Earnout Stock). The per share consideration was equal to approximately $1.47 (the “Per Share Consideration”).

The Business Combination occurred based on the following events contemplated by the Merger Agreement:

•

Each issued and outstanding share of ESS Preferred Stock was converted into shares of ESS Common Stock at the then-effective conversion rate as calculated pursuant to the ESS Certificate of Incorporation;

•	Each issued and outstanding ESS Warrant was exercised in full in exchange for the issuance of shares of ESS Common Stock;

•

Each issued and outstanding share of ESS Common Stock (including shares of ESS Common Stock resulting from the conversion of ESS Preferred Stock and the exercise and settlement of all outstanding ESS Warrants) was cancelled and converted into the right to receive a number of shares of New ESS Common Stock equal to the Per Share Consideration;

•

Each issued and outstanding vested and unvested ESS Option was converted into New ESS Options exercisable for shares of New ESS Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted using the Per Share Consideration; and

•

Each issued and outstanding vested and unvested ESS RSU was converted into New ESS RSUs for shares of New ESS Common Stock with the same terms except for the number of shares, which was adjusted using the Per Share Consideration.

Other Related Events in Connection with the Business Combination

Other related events that took place in connection with the Business Combination are summarized below:

•	The issuance and sale of 25,000,000 shares of New ESS Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of $250.0 million pursuant to the PIPE Financing;

•	The issuance to ESS employees of 824,998 (net of settlement adjustment) New ESS restricted stock units (“RSUs”), which vested on November 9, 2021 upon the occurrence of the Earnout Milestone Events;

•

During the Earnout Period (as defined in the Merger Agreement), eligible ESS securityholders are also entitled to Earnout Stock comprising up to 16,500,000 shares of additional New ESS Common Stock, consisting of two separate tranches of 8,250,000 shares per tranche, upon the occurrence of the respective Earnout Milestone Event. As the Earnout Milestone Events were met on November 9, 2021, a total of 15,675,002 shares of New ESS Common Stock will be issued, and accordingly, are reclassified from liability classified equity instruments to equity classified equity instruments in the unaudited pro forma financial information; and

•	The repayment of the outstanding STWO working capital loan to the Sponsor and ESS bridge loan as a result of the Business Combination.

Accounting Treatment of the Business Combination

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ESS has been determined to be the accounting acquiror for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New ESS represent a continuation of the financial statements of ESS with the Business Combination treated as the equivalent of ESS issuing stock for the net assets of STWO, accompanied by a recapitalization. The net assets of ESS were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of ESS in future financial statements of New ESS. The Earnout Stock that vested on November 9, 2021, upon the occurrence of the Earnout Milestone Events pursuant to the terms of the Sponsor Letter Agreement, were reclassified from liability classified equity instruments to equity classified equity instruments in the unaudited pro forma financial information.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of New ESS upon consummation of the Business Combination and other related events in accordance with GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination and other related events occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other related events contemplated by the Merger Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New ESS following the completion of the Business Combination and other related events. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. STWO and ESS have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information reflects STWO stockholders’ approval of the Business Combination on October 8, 2021 and the redemption of 20,754,719 shares of STWO Class A Ordinary Shares at approximately $10.00 per share based on trust account figures prior to the Closing on October 8, 2021 for an aggregate payment of $207.5 million. The following summarizes the pro forma New ESS Common Stock issued and outstanding at the Closing:

	Number of Shares	% Ownership
ESS Stockholders (1)(2)(3)(4)	116,062,793	76.6%
STWO Public Shareholders	4,245,281	2.8%
STWO Initial Shareholders (5)	6,250,000	4.1%
PIPE Investors	25,000,000	16.5%

Total	151,558,074	100.0%

(1)	Includes 15,675,002 shares of New ESS Common Stock to be issued to eligible ESS securityholders representing Earnout Stock. The Earnout Milestone Events were met on November 9, 2021.
(2)

Includes 67,090,925 shares of New ESS Common Stock issued to holders of an aggregate of 45,622,439 shares of ESS Common Stock and ESS Preferred Stock adjusted using the Per Share Consideration, including net settlement adjustment as applicable.

(3)

Includes 3,354,867 shares of New ESS Common Stock issued to holders of 2,280,661 ESS warrants adjusted using the Per Share Consideration and 824,998 shares (net of settlement adjustment) of New ESS Common Stock upon the settlement of New ESS RSUs, which were issued at the Closing and vested on November 9, 2021 upon the occurrence of the Earnout Milestone Events. All outstanding vested and unvested ESS Options were converted into New ESS Options exercisable for shares of New ESS Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted using the Per Share Consideration.

(4)

Includes the issuance of 29,117,001 shares of New ESS Common Stock resulting from the conversion of 5,427,464 shares of ESS Series C-2 Preferred Stock and related 14,365,207 ESS Series C-2 Preferred Stock warrants, adjusted using the Per Share Consideration.

(5)	Includes 6,250,000 shares subscribed for by the Sponsor in return for STWO Class B Ordinary Shares and excludes 583,334 shares related to the Private Placement Warrants earnout.

The unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding public warrants issued in connection with the IPO as such securities are not exercisable until 30 days after the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2021

(in thousands)

	ESS (Historical)	ESS Transaction Accounting Adjustments		ESS As Adjusted	STWO (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$8,019	$16,000	A	$24,020	$1	$250,017	C	$246,109
	—	1	B	—	—	250,000	D	—
	—	—		—	—	(14,550)	J	—
	—	—		—	—	(25,250)	K	—
	—	—		—	—	(8,750)	L	—
	—	—		—	—	(207,547)	Q	—
	—	—		—	—	(21,832)	R	—
Restricted cash	1,217	—		1,217	—	—		1,217
Prepaid expenses and other current assets	6,506	—		6,506	160	(3,471)	J	3,195

Total current assets	15,742	16,001		31,743	161	218,617		250,521
Non-current assets:
Property and equipment, net	2,007	—		2,007	—	—		2,007
Cash equivalents held in Trust Account	—	—		—	250,017	(250,017)	C	—
Restricted cash	75	—		75	—	—		75
Other assets	—	—		—	41	—		41

Total non-current assets	2,082	—		2,082	250,058	(250,017)		2,123

TOTAL ASSETS	$17,824	$16,001		$33,825	$250,219	$(31,400)		$252,644

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,037	$—		$3,037	$223	$—		$3,260
Accrued and other current liabilities	4,595	—		4,595	1,428	(1,742)	J	4,243
	—	—		—	—	(38)	R	—
Accrued liabilities — related party	—	—		—	130	—		130
Working capital loan	—	—		—	362	(362)	R	—
Notes payable, current	23,415	—		23,415	—	(21,432)	R	1,983

Total current liabilities	31,047	—		31,047	2,143	(23,574)		9,616
Non-current liabilities:
Earnout liability	—	—		—	—	104,053	O	—
	—	—		—	—	(104,053)	T	—
Derivative liabilities	248,450	—		248,450	—	(222,925)	M	—
	—	—		—	—	(25,525)	S	—
Derivative warrant liabilities	—	1	B	1	20,217	(1)	M	12,335
	—	—		—	—	(1,167)	N	—
	—	—		—	—	(6,715)	P	—
Deferred underwriting commissions	—	—		—	8,750	(8,750)	L	—
Other non-current liabilities	3,662	—		3,662	—	—		3,662
Notes payable, non-current	2,253	—		2,253	—	—		2,253

Total non-current liabilities	254,365	1		254,366	28,967	(265,083)		18,250

Total liabilities	285,412	1		285,413	31,110	(288,657)		27,866

Commitments and contingencies
Redeemable convertible preferred stock	90,073	16,000	A	106,073	—	(106,073)	G	—
Class A common stock subject to possible redemption	—	—		—	250,000	(250,000)	E	—
Stockholders’ equity (deficit)	—	—		—	—	—		—
Class A common stock	—	—		—	—	—		—
Class B common stock	—	—		—	1	(1)	F	—
ESS common stock	1	—		1	—	(1)	H	—
New ESS common stock	—	—		—	—	3	D	1,638
	—	—		—	—	3	E	—
	—	—		—	—	1	F	—
	—	—		—	—	6	G	—
	—	—		—	—	1	H	—
	—	—		—	—	(2)	Q	—
	—	—		—	—	1,626	T	—
Additional paid-in capital	2,516	—		2,516	—	249,997	D	750,372
	—	—		—	—	249,997	E	—
	—	—		—	—	(1,786)	I	—
	—	—		—	—	(11,971)	J	—
	—	—		—	—	(25,250)	K	—
	—	—		—	—	1	M	—
	—	—		—	—	222,925	M	—
	—	—		—	—	1,167	N	—
	—	—		—	—	(104,053)	O	—
	—	—		—	—	106,067	G	—
	—	—		—	—	(502)	P	—
	—	—		—	—	(207,545)	Q	—
	—	—		—	—	261,714	T	—
	—	—		—	—	7,095	U	—
Accumulated deficit	(360,178)	—		(360,178)	(30,892)	1,786	I	(527,232)
	—	—		—	—	(4,308)	J	—
	—	—		—	—	7,217	P	—
	—	—		—	—	25,525	S	—
	—	—		—	—	(159,287)	T	—
	—	—		—	—	(7,095)	U	—

Total stockholders’ equity (deficit)	(357,661)	—		(357,661)	(30,891)	613,330		224,778

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)	$17,824	$16,001		$33,825	$250,219	$(31,400)		$252,644

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2021

(in thousands, except share and per share data)

	ESS (Historical)	STWO (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Operating expenses
Research and development	$19,546	$—	$—		$19,546
Sales and marketing	2,261	—	—		2,261
General and administrative	7,667	2,625	4,308	EE	14,360
	—	—	(240)	HH	—

Total operating expenses	29,474	2,625	4,068		36,167

Loss from operations	(29,474)	(2,625)	(4,068)		(36,167)
Other income (expense), net
Gain on marketable securities, net, and dividends held in Trust Account	—	13	(13)	AA	—
Change in fair value of derivative warrant liabilities	(17,753)	1,137	313	BB	8,667
	—	—	17,753	CC	—
	—	—	7,217	FF	—
Change in fair value of derivative liability	(248,691)	—	223,166	CC	—
	—	—	25,525	GG	—
Interest expense, net	(1,693)	—	1,533	HH	(160)
Other income, net	926	—	—		926

Total other income (expense), net	(267,211)	1,150	275,494		9,433

Net loss	$(296,685)	$(1,475)	$271,426		$(26,734)

Basic and diluted net loss per share—New ESS	—	—	—		$(0.18)
Weighted average shares outstanding of New ESS common stock—basic and diluted	—	—	—		151,558,074
Basic and diluted net loss per share—ESS	$(35.08)	—	—		—
Weighted average shares outstanding of ESS common stock—basic and diluted	8,458,054	—	—		—
Basic and diluted net loss per share—Class A common stock subject to redemption	—	$(0.05)	—		—
Weighted average shares outstanding of Class A common stock subject to redemption—basic and diluted	—	25,000,000	—		—
Basic and diluted net loss per share—Class B common stock, non redeemable ordinary shares	—	$(0.05)	—		—
Weighted average shares outstanding of Class B common stock, non redeemable ordinary shares	—	6,250,000	—		—

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2020

(in thousands, except share and per share data)

	ESS (Historical)	STWO (Historical) (As Restated) (1)	Transaction Accounting Adjustments		Pro Forma Combined
Operating expenses
Research and development	$12,896	$—	$2,851	II	$15,747
Sales and marketing	1,158	—	275	II	1,433
General and administrative	3,338	709	3,968	II	8,015

Total operating expenses	17,392	709	7,094		25,195

Loss from operations	(17,392)	(709)	(7,094)		(25,195)
Other income (expense), net
Gain on marketable securities, net, and dividends held in Trust Account	—	4	(4)	AA	—
Change in fair value of derivative warrant liabilities	(1,296)	(1,854)	182	BB	(1,672)
	—	—	1,296	CC
Change in fair value of derivative liability	(11,532)	—	11,532		—
Financing costs — derivative warrant liabilities	—	(735)	735	DD	—
Other income (expense), net	(199)	—	—		(199)

Total other income (expense), net	(13,027)	(2,585)	13,741		(1,871)

Net loss	$(30,419)	$(3,294)	$6,647		$(27,066)

Basic and diluted net loss per share — New ESS	—	—	—		$(0.18)
Weighted average shares outstanding of New ESS common stock —basic and diluted	—	—	—		151,558,074
Basic and diluted net loss per share — ESS	$(4.28)	—	—		—
Weighted average shares outstanding of ESS common stock — basic and diluted	7,108,389	—	—		—
Basic and diluted net loss per share — Class A common stock subject to possible redemption	—	$(0.15)	—		—
Weighted average shares outstanding of Class A common stock subject to possible redemption —basic and diluted	—	16,139,241	—		—
Basic and diluted net loss per share — Class B common stock, non redeemable ordinary shares	—	$(0.15)	—		—
Weighted average shares outstanding of Class B common stock, non redeemable ordinary shares	—	6,250,000	—		—

(1)

STWO’s financial statements for the period from July 21, 2020 (inception) through December 31, 2020 and for the period from July 21, 2020 (inception) through September 30, 2020 (the “Affected Periods”), are restated in its Annual Report on Form 10-K to correct the misapplication of accounting guidance related to STWO’s warrants in STWO’s previously issued audited and unaudited condensed financial statements for such periods.

Further, in preparation of STWO’s unaudited condensed consolidated financial statements as of and for the quarterly period ended September 30, 2021, STWO concluded it should restate its previously issued financial statements to classify all Class A ordinary shares subject to possible redemption in temporary equity. STWO’s previously filed financial statements that contained the error were reported in STWO’s Form 8-K filed with the SEC on September 25, 2020 (the “Post-IPO Balance Sheet”) and STWO’s Form 10-Qs for the quarterly periods ended September 30, 2020, March 31, 2021, and June 30, 2021 and STWO’s 10-K/A filed with the SEC on May 24, 2021 (the “Affected Quarterly Periods”). In connection with the change in presentation for the Class A ordinary shares subject to possible redemption, STWO has revised its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The Business Combination was accounted for as a reverse capitalization in accordance with GAAP as ESS has been determined to be the accounting acquiror, primarily due to the fact that ESS Stockholders will continue to control New ESS. Under this method of accounting, while STWO was the legal acquiror, it was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of ESS issuing stock for the net assets of STWO, accompanied by a recapitalization. The net assets of ESS were stated at historical cost, with no goodwill or other intangible assets recorded. The historical operations of the New ESS presented prior to the Business Combination were those of ESS.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination and other related events.

The pro forma adjustments reflecting the consummation of the Business Combination and other related events are based on certain currently available information and certain assumptions and methodologies that ESS believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. ESS believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New ESS. They should be read in conjunction with the historical financial statements and notes thereto of STWO and ESS.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New ESS. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The ESS transaction accounting adjustments reflect the adjustments that took place prior to May 6, 2021, the Merger Agreement date, to reflect the changes to the ESS capital structure immediately prior to the Business Combination.

The pro forma basic and diluted per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of New ESS shares outstanding, assuming the Business Combination and other related events occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2021 are as follows:

(A)

Reflects 5,427,464 shares of ESS Series C-2 Preferred Stock issued prior to Closing at a price of $2.95 per share, and related proceeds of $16.0 million. Upon the Closing, ESS Series C-2 Preferred Stock were converted into New ESS Common Stock adjusted using the Per Share Consideration.

(B)

Reflects the issuance of 14,365,207 preferred warrants to purchase ESS Series C-2 Preferred Stock prior to Closing at a price of $0.0001 per warrant, and related proceeds of $1,437. Upon the Closing, the ESS Series C-2 Preferred warrants were converted into common stock adjusted using the Per Share Consideration.

(C)	Reflects the liquidation and reclassification of $250.0 million of investments held in the Trust Account to cash and cash equivalents that became available for general use by New ESS.

(D)

Reflects the proceeds of $250.0 million from the issuance and sale of 25.0 million shares of New ESS Common Stock at $10.00 per share pursuant to the Subscription Agreements in connection with the PIPE Financing.

(E)

Reflects the reclassification of 25,000,000 STWO Class A Ordinary Shares subject to redemption into permanent equity and immediate conversion of all 25,000,000 shares of STWO Class A Ordinary Shares into shares of New ESS Common Stock on a one-to-one basis upon the Domestication.

(F)	Reflects the conversion of STWO’s 6,250,000 STWO Class B Ordinary Shares into shares of New ESS Common Stock on a one-to-one basis upon the Domestication.

(G)	Reflects the conversion of ESS Series A, B, C-1 and C-2 redeemable convertible preferred stock into shares of New ESS Common Stock adjusted using the Per Share Consideration.

(H)

Represents the issuance of new shares of New ESS Common Stock to holders of ESS Common Stock at the Closing pursuant to the Merger Agreement to affect the reverse recapitalization at the Closing, adjusted using the Per Share Consideration.

(I)

Reflects the elimination of STWO’s historical accumulated deficit with a corresponding adjustment to additional paid-in capital for New ESS in connection with the reverse recapitalization at the Closing.

(J)

Represents the reclassification of $3.5 million capitalized as deferred offering costs in prepaid expenses and other current assets on the balance sheet as of September 30, 2021, and additional cash disbursements for the preliminary estimated direct and incremental transaction costs of $14.6 million to be incurred by ESS prior to, or concurrent with, the Closing. The total estimated direct and incremental transaction costs consist of $12.0 million (of which $1.7 million has already been paid and included in the historical financial statements and $1.7 million included in accrued and other current liabilities) which represents advisory, legal, accounting and other fees that qualify as equity issuance costs to be offset against additional paid-in capital and $4.3 million which represents transaction costs that are not eligible to be capitalized which are recorded to accumulated deficit.

(K)

Represents the cash disbursement for the preliminary estimated direct and incremental transaction costs of $25.3 million to be incurred by STWO prior to, or concurrent with, the Closing, excluding the $8.8 million of deferred underwriting fees related to STWO’s IPO. Transaction costs that are not eligible to be capitalized were expensed and have already been included in the historical financial statements.

(L)	Reflects the cash disbursement of $8.8 million to settle the deferred underwriters’ fees due upon the Closing which were originally incurred by STWO during its IPO.

(M)

Reflects the reclassification of ESS’s derivative liabilities related to ESS Series C-2 Preferred Stock, to APIC as a result of Preferred Stock being net settled into shares of ESS Common Stock immediately prior to the Closing.

(N)

Per the Merger Agreement, out of the outstanding 4,666,667 Private Placement Warrants, upon Closing, 3,500,000 warrants vested, 583,333 warrants were forfeited and the remaining 583,334 warrants will vest as Private Placement Warrants-contingent earnouts, based on meeting certain future Earnout Milestone Events. This adjustment reflects the reclassification of 583,334 Private Placement Warrants which will vest contingent on meeting certain Earnout Milestone Events and forfeiture of 583,333 Private Placement Warrants. Refer to Adjustment “P” for recording the fair value of the 583,334 Private Placement Warrants Earnout Shares. Refer to Adjustment “T” for recording the impact of change in fair value of the earnout liability and the reclassification of the earnout liability from liability to equity classification as the Earnout Stock vested on November 9, 2021 upon meeting the Earnout Milestone Events.

(O)

Reflects the preliminary fair value of the Earnout Stock contingently issuable to the eligible ESS Securityholders as of the Closing. The preliminary fair value was determined using the most reliable information available at the Closing. Refer to Adjustment “T” for recording the impact of change in fair value of the earnout liability and the reclassification of the earnout liability from liability to equity classification as the Earnout Stock vested on November 9, 2021 upon meeting the Earnout Milestone Events.

(P)

Reflects the preliminary fair values of the Public Warrants and Private Placement Warrants and the preliminary fair value of the Private Placement Warrants Earnout Shares as of the Closing. The preliminary fair value was determined using the most reliable information available at the Closing.

(Q)

Represents the cash disbursed to redeem 20,754,719 shares of STWO Class A Ordinary Shares for $207.5 million allocated to New ESS Common Stock and additional paid-in capital, using a par value of $0.0001 per share at a redemption price of $10.00 per share.

(R)

Reflects the repayment of the outstanding STWO working capital loan of $0.4 million to the Sponsor and ESS bridge loan of $20.0 million in principal and $1.4 million in accrued interest as a result of the Business Combination.

(S)

Reflects the fair values of ESS’s derivative liabilities related to ESS Series C-2 Preferred Stock as of the Closing. The fair values were determined using the most reliable information available at the Closing.

(T)

Reflects the impact of change in fair value of the earnout liability and the reclassification of the earnout liability from liability to equity classification as the Earnout Stock vested on November 9, 2021 upon meeting the Earnout Milestone Events.

(U)

Represents the preliminary estimated incremental stock-based compensation expense for New ESS RSUs granted to employees immediately prior to Closing and require future service throughout certain contingent triggering vesting dates. New ESS RSUs vested on November 9, 2021 upon meeting the Earnout Milestone Events.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and year ended December 31, 2020 are as follows:

(AA)	Reflects the elimination of interest income of the trust account.

(BB)

Reflects the elimination of the impact of change in fair value of 583,334 Private Placement Warrant liabilities replaced with the Private Placement Warrants Earnout Shares, which vested upon the occurrence of the Earnout Milestone Events, and forfeiture of 583,333 Private Placement Warrants. Therefore, the 583,333 Private Placement Warrants forfeited will not be marked to market at each reporting period. Refer to Adjustment “P” for recording the fair value of 583,334 Private Placement Warrants Earnout Shares.

(CC)

Reflects the elimination of the impact of change in fair value of the warrant and derivative liabilities as these securities became equity classified as a result of the Business Combination, and therefore will not be marked to market at each reporting period.

(DD)	Represents the elimination of the financing costs associated with the derivative warrant liabilities.

(EE)

Reflects the portion of estimated transaction costs not eligible for capitalization of $6.1 million. Of this amount, $1.8 million is already incurred and expensed in the historical statement of operations for the nine months ended September 30, 2021. This is a non-recurring item.

(FF)

Reflects the impact of change in fair values of the Public Warrants and Private Placement Warrants and the reclassification of the preliminary estimated fair value of the Private Placement Warrants Earnout Shares to additional paid-in capital which was initially recorded as a charge to the statement of operations.

(GG)	Reflects the impact of change in fair values of ESS’s derivative liabilities related to ESS Series C-2 Preferred Stock as of the Closing.

(HH)	Reflects the elimination of interest expense, bank and legal fees on ESS bridge loan as a result of the Business Combination.

(II)

Represents the preliminary estimated incremental stock-based compensation expense for New ESS RSUs granted to employees immediately prior to Closing and require future service throughout certain contingent triggering vesting dates. New ESS RSUs vested on November 9, 2021 upon meeting the Earnout Milestone Events.

4.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related proposed equity transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities.

The unaudited pro forma condensed combined financial information has been prepared based on the following information:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
(in thousands, except share and per share data)	Pro Forma Combined	Pro Forma Combined
Numerator:
Net loss	$(26,734)	$(27,066)

Net loss attributable to common stockholders—basic and diluted	$(26,734)	$(27,066)
Denominator:
ESS Stockholders	116,062,793	116,062,793
STWO Public Shareholders	4,245,281	4,245,281
STWO Initial Shareholders	6,250,000	6,250,000
PIPE investors	25,000,000	25,000,000

Weighted average shares outstanding—basic	151,558,074	151,558,074
STWO’s warrants	—	—
New ESS RSUs	—	—

Weighted average shares outstanding—diluted	151,558,074	151,558,074
Net loss attributable to common stockholders—basic and diluted	$(0.18)	$(0.18)

Following the Closing, the following outstanding shares of common stock equivalents were excluded from the computation of pro forma diluted net loss per share for all the periods and scenarios presented because including them would have had an anti-dilutive effect:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
	Pro Form Combined	Pro Form Combined
STWO warrants (1)	11,833,333	11,833,333

	11,833,333	11,833,333

(1)	Includes STWO 8,333,333 Public Warrants and 3,500,000 Private Placement Warrants vesting at the Closing, which are all antidilutive, as their exercise price is $11.50.